UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Greenfield Online, Inc.
(Name of Subject Company)

Greenfield Online, Inc.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

395150105
(CUSIP Number of Class of Securities)

Jonathan A. Flatow
General Counsel and Chief Administrative Officer
21 River Road,
Wilton, CT 06897
(203) 846-5721
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Robert B. Schumer
Matthew W. Abbott
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Greenfield Online, Inc., a Delaware corporation (“Greenfield” or the “Company”). The address of the principal executive offices of the Company is 21 River Road, Wilton, CT 06897 and its telephone number is (203) 834-8585.

(b)	Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on September 9, 2008, there were 26,339,931 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to a tender offer by Crisp Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft” or “Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated September 11, 2008 (as amended or supplemented from time to time, the “Schedule TO”) to purchase all of the issued and outstanding Shares at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon, and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitutes the “Offer”). The Offer will remain open for at least 20 business days. The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) thereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 29, 2008 (as it may be amended from time to time, the “Microsoft Agreement”) by and among Microsoft, the Offeror and the Company. Pursuant to the Microsoft Agreement, if at least a majority of the outstanding Shares on a fully diluted basis are tendered and certain other conditions are met, Offeror will immediately accept for payment and pay for all tendered Shares (the time of acceptance for payment and payment, the “Acceptance Time”). If following the Acceptance Time, Parent does not own more than 90 percent of the outstanding Shares on a fully diluted basis, Offeror may, without the Company’s consent, choose to undertake one or more subsequent offering periods of between three and 10 business days in the aggregate in order to acquire additional Shares. Following the completion of the Offer, the Offeror has an option to purchase from the Company a number of Shares that, when added to the Shares that Parent and its subsidiaries own after the Offer is completed, will constitute the least amount required for Parent and its subsidiaries to own more than 90 percent of the outstanding Shares on a fully diluted basis (such option, the “Top-Up Option”). The Top-Up Option can only be exercised when the Shares issued pursuant to the option will enable Offeror to obtain more than 90 percent of the outstanding Shares on a fully diluted basis, and the number of Shares issued pursuant to the option cannot exceed the total number of authorized but unissued Shares. If, following the closing of the Offer and the exercise of the Top-Up Option (as described below), Offeror and Parent own at least 90 percent of the outstanding Shares on a fully diluted basis and certain other conditions are satisfied, Parent and the Company have agreed to take all necessary and appropriate action to effect a “short form” merger to acquire any remaining outstanding Shares without the requirement of a stockholder vote.

Prior to the Acceptance Time, any unvested stock options will vest in full and each stock option will be converted into the right to receive a cash amount equal to the product of (i) the excess, if any, of the Offer Price, without interest and less any required tax withholding, over the option exercise price and, (ii) the number of Shares for which the option was exercisable. In addition, prior to the completion of the Offer, and as contemplated by the Microsoft Agreement, the Company may take certain actions to permit “broker-assisted cashless exercise” of certain “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

Following the completion of the Offer, Offeror will merge with and into the Company (the “Merger”), with the Company surviving the Merger. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent. In the Merger, each outstanding Share (other than those held by (i) the Company or any of its subsidiaries and (ii) any Shares held by stockholders who properly exercise dissenters’ rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest. A copy of the Microsoft Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of the Offeror is c/o Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399, and its telephone number is (425) 882-8080.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Parent’s right pursuant to the Microsoft Agreement to designate persons to the board of directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer.

(a)	Agreements, Arrangements or Understandings with Executive Officers, Directors and Affiliates of the Company.

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors and affiliates are described in the Information Statement.

Interests of Certain Persons.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. As described below, the directors and officers of the Company have certain indemnification rights under the Microsoft Agreement. In addition, the transactions contemplated by the Microsoft Agreement will result in payments in respect of the equity compensation awards held by the executive officers and non-employee directors of the Company and such transactions will constitute a change of control of the Company for purposes of the change of control employment agreements with executive officers that could entitle an executive officer to severance payments and benefits in the event of a qualifying termination of employment. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Microsoft Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

The foregoing summary is qualified in its entirety by reference to the Microsoft Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Director and Officer Indemnification and Insurance.

Parent will cause the post-Merger Company to assume all indemnification obligations of the Company for acts or omissions occurring at or prior to the Effective Time which now exist in favor of current or former directors, officers, employees or agents of the Company or any of its subsidiaries.

For six years after the Effective Time, Parent must maintain in effect director and officer liability insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms comparable to the insurance maintained currently by the Company or its subsidiaries, subject to a maximum annual payment obligation equal to 300 percent of the last annual premium paid by the Company for such insurance and certain other conditions.

The foregoing summary of the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Microsoft Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Microsoft Agreement on Equity and Equity-Based Awards Granted under the Company’s Equity Incentive Plans.

Employee Stock Options.  The Offer is made only for Shares and is not made for any options to purchase Shares that were granted under any Company stock option plan. Under the Microsoft Agreement, each option to acquire Shares granted under the Company’s stock option plans, including those held by Company executive officers, that is not fully vested and exercisable and that is outstanding immediately prior to the Acceptance Time will automatically fully vest and become exercisable effective as of the Acceptance Time. In addition, prior to the completion of the Offer, and as contemplated under the Microsoft Agreement, the Company may take certain actions to permit “broker-assisted cashless exercise” of certain “incentive stock options” within the meaning of Section 422 of the Code. Upon the Acceptance Time, each outstanding stock option will convert into the right to receive an amount in cash, without interest and less any required tax withholding, equal to (i) $17.50 less the exercise price of the applicable stock option, multiplied by (ii) the aggregate number of Shares into which the applicable stock option was exercisable immediately prior to the Acceptance Time. The Company will pay the holders of Company stock options the cash payments (less required withholding taxes) in respect of their stock options within five business days following the Acceptance Time.

The table below sets forth, as of September 9, 2008, for each of our executive officers, and our non-employee directors as a group:

•	The number of stock options with exercise prices below $17.50 per share held by such persons and the weighted average exercise price of such options; and

•	The cash payment that will be made to such person in respect of such stock options within five business days following the Acceptance Time.

		Weighted Average
		Exercise Price of	Resulting
Name and Position	Options(1)	Options	Consideration

Albert Angrisani, President and Chief Executive Officer	916,800	$6.02	$10,523,564
Robert E. Bies, Chief Financial Officer, Treasurer and Executive Vice President	172,512	$8.61	$1,534,461
Stephan Musikant, Managing Director of Ciao GmbH	65,000	$11.72	$375,700
Daniel Keller, Managing Director of Ciao GmbH	65,000	$11.72	$375,700
Jonathan A. Flatow, Chief Administrative Officer	132,233	$10.06	$984,438
Executive Officers and non-employee directors as a
group (14 persons)	2,073,525	$9.04	$18,744,471

(1)	This table includes both vested and unvested stock options that have an exercise price of less than $17.50 per share. All unvested stock options held by executive officers and directors will automatically fully vest and become exercisable effective as of the Acceptance Time.

Preexisting Employment Agreements and Other Arrangements.

Certain executive officers will receive a bonus upon completion of the Offer. On January 31, 2007, the Company entered into Sale Bonus Agreements with each of Stephan Musikant and Daniel Keller, the managing directors of Ciao GmbH. Under the Sale Bonus Agreements, the Company agreed to pay each of Mr. Musikant and Mr. Keller, upon a sale of all or substantially all of the Shares, a sale bonus based on a formula contained in the agreements. One-half of the cash bonus payable under the Sale Bonus Agreements will be paid to each of Mr. Musikant and Mr. Keller upon completion of the Offer and the remaining one-half shall be paid to each on the later of (i) the first anniversary of the completion of the Offer or (ii) December 31, 2009.

The following chart sets forth the estimated total cash bonus payable in connection with the Offer as contemplated under the Sale Bonus Agreements with respect to Mr. Musikant and Mr. Keller:

Stephan Musikant	No more than $1.5 million
Daniel Keller	No more than $1.5 million

In addition, certain executive officers will receive severance benefits in the event of a termination of employment, as described below:

On September 28, 2005, the Company entered into an employment agreement with Albert Angrisani, the Company’s President and Chief Executive Officer. This agreement was later amended on December 1, 2005 and on April 23, 2007. As amended to date, the agreement provides for an annual base salary of $500,000 or such higher salary as the compensation committee may determine. The employment agreement also provides that if the Company terminates Mr. Angrisani’s employment without cause (as defined therein), or if Mr. Angrisani resigns for any of the following reasons before December 31, 2008, Mr. Angrisani will be entitled to receive, as severance, an amount equal to 200% of the sum of (i) Mr. Angrisani’s base compensation in effect as of the date of termination and (ii) any performance bonus paid or payable for the fiscal year prior to the year of termination:

•	The occurrence of a change of control (as defined therein) (includes any merger pursuant to which the Shares are converted into cash, securities or other property);

•	The Company’s material breach of obligations under the employment agreement;

•	Any decrease in Mr. Angrisani’s base compensation or any material reduction in the general nature of his duties or authority to a level inconsistent with a President and Chief Executive Officer;

•	The relocation of the Company’s principal executive offices to a location more than 50 miles farther from New York City than Wilton, Connecticut is from New York City; or

•	The failure of any successor in interest of Greenfield to be bound by the terms of the employment agreement.

The employment agreement requires that 50% of such severance amount be paid in a lump sum within 30 days after December 31, 2008 (the expiration date of the term of the agreement), with the balance in a lump sum on the one-year anniversary of the expiration date of the term of the agreement. Furthermore, in the event of a change of control, any unvested options granted to Mr. Angrisani under his employment agreement will immediately accelerate and become vested and exercisable.

On April 1, 2004, the Company entered into employment agreements with each of Jonathan A. Flatow (Chief Administrative Officer) and Robert E. Bies (Chief Financial Officer). The employment agreements with Mr. Bies and Mr. Flatow each provide that if, upon a change of control or within one year thereafter, the executive’s employment is terminated without cause or the executive officer resigns for any of the following reasons, then the executive officer is entitled to receive enhanced severance of (i) 18 months’ base salary, (ii) a pro rata portion of the annual bonus to which the executive officer would have been entitled under the Company’s performance-based bonus program in the year in which the termination occurs, and (iii) a fixed payment of three months’ base salary within 30 days following the termination date:

•	A material diminution of the executive’s title and status or assignment to duties and responsibilities inconsistent with those set forth in the employment agreement;

•	Relocation of the executive to any place greater than 30 miles from his current principal location (excluding New York City); or

•	A substantial reduction of the executive’s compensation package, unless such reduction is made by the Company ratably with all other executives at similar levels of responsibility.

Furthermore, the employment agreements provide that following termination without cause or a resignation for any of the above-listed reasons that occurs within one year following a change of control, any unvested stock options or other equity-based incentive awards held by the executive officers will accelerate and become immediately vested and exercisable and remain exercisable for a period of 12 months or until the end of their term, whichever occurs first.

Finally, on January 31, 2007, Ciao GmbH entered into employment agreements with each of Stephan Musikant (Managing Director of Ciao GmbH) and Daniel Keller (Managing Director of Ciao GmbH). The employment agreements each provide that if Ciao GmbH terminates the executive’s employment without cause or if the executive officer resigns for any of the reasons listed below before December 31, 2009, then the executive officer will continue to receive base monthly compensation through December 31, 2009:

•	Material diminution of the executive officer’s title and status or assignment to duties and responsibilities inconsistent with those set forth in the agreement; or

•	Relocation of the executive officer’s principal place of business to any place greater than 50 kilometers from his current principal location.

The following chart sets forth the cash severance benefits payable upon a termination of employment as described above with respect to our executive officers:

Name	Estimated Cash Severance

Albert Angrisani	$1,957,500
Robert E. Bies	$542,500 + pro rata portion of 2008 annual performance bonus
Jonathan A. Flatow	$481,250 + pro rata portion of 2008 annual performance bonus
Stephan Musikant	Monthly base salary of €16,666 through December 2009
Daniel Keller	Monthly base salary of €16,666 through December 2009

Miscellaneous.

Cash payment in lieu of equity grants.  In connection with entering into the Microsoft Agreement, the Compensation Committee of the Board approved the payment of $29,747 in cash, at the Acceptance Time, to each of the Company’s five non-employee directors (Joel R. Mesznik, Burton Manning Lise Bayer, Joseph Ripp and Charles Stryker) in lieu of equity grants contemplated by the 2008 Directors’ Compensation Plan that were not issued at the Company’s 2008 Annual Meeting due to the potential merger agreement with affiliates of Quadrangle. The amount of compensation for each non-employee director was calculated based on the Black Scholes value of 5,250 options with an exercise price of $12.50 per share, which each such non-employee director was entitled to receive at the Company’s 2008 Annual Meeting. The total amount to be paid is equal to $148,736.

Reimbursement of legal fees.  In connection with the Offer, the Compensation Committee of the Board approved the reimbursement of legal fees and costs to certain executives with respect to the review of new or amended employment or consulting arrangements with Parent following the Merger. Such reimbursement is limited to an amount of up to $5,000 (with respect to each of Albert Angrisani, Robert Bies, Jonathan Flatow, Keith Price, Hugh Davis, David St. Pierre and Andy Ellis) or to an amount of up to €5,000 (with respect to each of Stephan Musikant and David Keller).

(b)	Arrangements with Parent and Offeror.

The Microsoft Agreement.

The summary of the material terms of the Microsoft Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated by reference herein (the Offer to Purchase is filed as an exhibit to the Schedule TO). The summary of the Microsoft Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Microsoft Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Microsoft Agreement governs the contractual rights among the Company, Parent and Offeror in relation to the Offer and the Merger. The Microsoft Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Microsoft Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s public reports filed with the SEC. In particular, the Microsoft Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Parent. The representations and warranties contained in the Microsoft Agreement have been negotiated with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Offer and Merger, or a party may have the right to terminate the Microsoft Agreement, including if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules.

The Confidentiality Agreement.

The Company and Parent entered into a confidentiality letter agreement dated June 5, 2008 (the “June 5 Letter”) as amended by the confidentiality letter agreement, dated July 9, 2008 (the “July 9 Letter”, as together with the “June 5 Letter”, the “Confidentiality Agreement”) in connection with Parent’s consideration of a possible negotiated transaction involving the Company (a “Transaction”). As a condition to being furnished confidential Evaluation Material (as defined in the Confidentiality Agreement), Parent agreed that it will, and will cause its Representatives (as defined in the Confidentiality Agreement) to, among other things, keep the Evaluation Material confidential in accordance with the terms of the Confidentiality Agreement and, subject to certain exceptions, use the Evaluation Material solely for the purpose of evaluating a Transaction and undertake reasonable precautions to safeguard and protect the confidentiality of the Evaluation Materials and to prevent its Representatives from prohibited or unauthorized disclosure or uses of the Evaluation Materials.

In addition, for a period of twelve (12) months from the date of the Confidentiality Agreement, Parent agreed that it will not directly or indirectly (i) induce or attempt to induce any employee or officer of the Company’s Ciao comparison shopping solutions business division leave the employ of, or terminate his or her contract with, or interfere with the relationship between the Company and such employee, subject to certain exceptions, or (ii) employ, hire, engage as an independent contractor or consultant certain enumerated persons. Further, Parent will not contact any vendor or customer of the Company or any third party with whom the Company engages in business relations, without the Company’s prior written consent.

The Confidentiality Agreement survives for a period of three years from the date of the June 5 Letter.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The June 5 Letter is filed as Exhibit (e)(2) and the July 9 Letter is filed as Exhibit (e)(3) hereto and each is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

The Board, during a meeting held on August 29, 2008, unanimously (i) determined that the Microsoft Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, the Company and its stockholders, (ii) adopted resolutions approving and declaring advisable the Microsoft Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Microsoft Agreement and the transactions contemplated thereby, including the Merger.

(b)	Background and Reasons for the Board’s Recommendation.

Background

General.  The Board has from time to time engaged with senior management and outside advisors in strategic reviews, which have included discussions about the Company’s prospects, the risks involved in achieving those prospects and the risks and benefits of remaining independent. In addition to considering ways to enhance Greenfield’s performance and prospects in light of competitive and other relevant market developments, there were also periodic discussions with respect to potential transactions that would further Greenfield’s strategic objectives, and the potential benefits and risks of those transactions.

Arising from the Board’s strategic review process, and as described in detail below, the Board, with the help of Deutsche Bank Securities Inc. (“Deutsche Bank”), its financial advisor, conducted an extensive market solicitation process over 24 months, encompassing 59 parties, including those contacted during the go-shop process following the announced definitive merger agreement with affiliates of Quadrangle (the “Quadrangle Agreement”). The Company and Deutsche Bank contacted 33 financial buyers and 26 strategic buyers, including buyers interested in acquiring the whole Company and buyers interested in acquiring either the comparison shopping (CSS) business or the internet survey solutions (ISS) business. The Company entered into 16 non-disclosure agreements with potential buyers and spent considerable amounts of time meeting with potential buyers and their lending sources. The process prior to the go-shop process yielded only two expressions of interest that the Board deemed credible and worthy of pursuing, one of which was subsequently withdrawn by the offering party and the second of which resulted in the announced transaction with affiliates of Quadrangle.

2006 and 2007 Process.

In the second quarter of 2006, Greenfield received two unsolicited expressions of interest from private equity firms relating to the acquisition of the entire Company, one with a price range of $8.50 to $9.50 per share from Party A and the second with a price range of $7.50 to $9.00 per share from Party B. At a Board meeting held on August 16, 2006 to consider these expressions of interest, Mr. Joel Mesznik, a member of the Board and Chair of the Audit Committee, disclosed to the Board that he intended to investigate the possibility of making an offer to purchase the Company. The Board engaged in a discussion regarding the issues presented by Mr. Mesznik’s expressed intention, including: the necessity that he deal with the Company on an arms length basis using only materials that were publicly available, or similarly available to all potential acquirers; his ability to participate in deliberations and decisions regarding the potential sale of portions or all of the Company; his ability to attend presentations from management regarding the current state of the business and future plans and prospects; and, his status as an independent member of the Board and his potential resignation from the Board and its Committees. Following the discussion, Mr. Mesznik recused himself from all Board and committee proceedings until such time as his participation did not give rise to any conflict of interest or the appearance thereof and Mr. Stryker was appointed as acting Chair of the Audit Committee. During his period of recusal, Mr. Mesznik did not receive any communications or other information that was provided to the Board.

In further response to the expressions of interest, on August 16, 2006 the Board authorized the formation of a Special Committee, consisting of Lise J. Buyer (Committee Chair), Charles W. Stryker and Joseph A. Ripp, to explore potential transactions involving the sale of the Company’s CSS and/or ISS businesses, individually or together as the sale of the entire Company. In September 2006, the Special Committee engaged Deutsche Bank to serve as financial advisor in connection with this process.

Commencing in September 2006 and continuing through May 2007, Deutsche Bank contacted 28 prospective strategic and financial buyers, including Party A who owned an interest in a portfolio company with a comparison shopping business, and Quadrangle. The Company entered into seven non-disclosure agreements with potential buyers during the 2006/2007 process. On September 29, 2006, Quadrangle sent a letter to Greenfield expressing its interest in acquiring the Company. Quadrangle proposed that the parties sign a mutual nondisclosure agreement, following which Quadrangle would conduct due diligence and meet with key members of Greenfield’s management team. On October 11, 2006, Quadrangle delivered to Greenfield an additional letter expressing its continued interest in exploring a transaction to acquire the entire Company and setting forth its preliminary, non-binding price estimate of $10.50 to $12.00 per share. On October 11, 2006, the closing price of Shares was $10.59. Quadrangle and Greenfield signed a mutual nondisclosure agreement on October 30, 2006, which agreement was amended in writing on November 7, 2006 to provide for nonsolicitation of Greenfield’s employees.

Following execution of the mutual nondisclosure agreement, Quadrangle commenced a due diligence process with Greenfield’s management team. In December 2006, Quadrangle affirmed its interest in acquiring Greenfield at a value “slightly above” the price range set forth in its letter of October 11, 2006, but likely to be “below market.” Also in December 2006, Party B informed the Company that it was not interested in pursuing a transaction at the then-current market price. Closing prices of the Shares in December 2006 ranged from a low of $12.50 to a high of $14.30 per share. At the end of December 2006, Deutsche Bank sent letters to Quadrangle and other potential buyers of the entire Company as well as the CSS or ISS business, requesting proposals at the end of January 2007 based on their review of additional Company information and meetings with management.

In January 2007, Party A submitted a proposal to acquire the CSS business at a preliminary price of $200 million. The Company also received an expression of interest for the ISS business from Party C, a financial buyer, at a valuation range between $110 million and $130 million. Quadrangle did not submit a written proposal to acquire the Company or the CSS or ISS businesses but orally indicated to Deutsche Bank that its valuation range was below the Company’s then-current market price. One strategic buyer orally indicated an interest to pursue a transaction to acquire the entire Company but at a price below the then-current market price. Closing prices of the Company common stock in January 2007 ranged from a low of $13.51 to a high of $14.84 per share, representing an implied enterprise value of approximately $335 million to $375 million. Following consideration of the proposals received to date, the Special Committee directed Deutsche Bank to solicit additional potential buyers for each of the CSS and ISS lines of business, as well as for the entire Company.

In February and early March 2007, the Company received four indications of interest for the CSS business alone from parties that had been contacted by Deutsche Bank. Three of these indications of interest were from strategic buyers at valuations ranging from $175 million to $275 million. The other indication of interest was from Party A at an improved price of $270 million (up from its previous indication of $200 million in January).

From March 2 through March 4, 2007, the Board conducted an in-depth strategic planning session. At that time, Mr. Mesznik disclosed that he had met with several private equity firms and other financial institutions, including Quadrangle, to explore financing of a potential transaction. He disclosed that he was no longer engaged in any process to acquire the Company and, after a thorough discussion by the Board, he was invited to resume his activities on the Board. The Board also discussed a range of strategic issues confronting the business including: abandoning the sale process if acceptable offers did not materialize; focusing on strategic acquisitions to support the CSS business and its introduction in the U.S. markets; and the upcoming expiration of Mr. Angrisani’s employment agreement on December 31, 2008.

Following initial expressions of interest generated from the solicitation of potential buyers, the Special Committee and the Board had extensive discussions regarding the issues and considerations surrounding a potential sale of the Company as a whole versus the sale of the Company’s CSS and/or ISS business in separate transactions.

The Special Committee considered that a sale of either the CSS or ISS business alone at the valuations indicated in the expressions of interest would raise significant issues and risks, including:

•	the Company would incur a significant tax liability on a sale of CSS or ISS diluting the proceeds available to the stockholders;

•	the equity value of the Company following such sale would not likely reflect, on a dollar for dollar basis, the net after-tax cash proceeds that would be added to the balance sheet of the Company;

•	the resulting ISS business following a sale of the CSS assets would not have sufficient appeal to the public markets to justify its continuing existence as a public company;

•	the resulting CSS business following the sale of the ISS business would be a relatively small, European-based business that likely would have limited appeal to investors in the U.S. public markets;

•	the Company had not identified long term strategic uses for the cash;

•	deployment of sale proceeds into the development or acquisition of a new business would involve a variety of M&A and business development risks;

•	the sum of the amount of any distribution of the after-tax cash proceeds to stockholders as a dividend plus the resulting Company stock price after such a dividend would likely yield stockholders a lower combined value than the range of offers for the entire Company; and

•	a sale of either the CSS or ISS businesses alone would trigger acceleration of all existing management incentive equity awards requiring the Company to re-incentivize management.

Upon consideration of all the issues, the Board instructed Deutsche Bank to focus on bidders who would be interested in and capable of acquiring the whole Company rather than selected assets or business units.

On March 27, 2007, Party A delivered a non-binding offer to acquire the entire Company at a price of $16.25 per share. On such date, the closing price of the Company’s common stock was $15.93. This was the only financial or strategic buyer to express an interest in acquiring the entire Company. At the direction of the Special Committee, Deutsche Bank negotiated certain terms of the proposal with Party A, which submitted an amended proposal on April 4, 2007 affirming an offer price of $16.25 per share (representing an implied enterprise value of approximately $403 million), or alternatively, to purchase CSS alone for approximately $280 million. On such date, the closing price of the Shares was $15.93. Party A’s proposal contemplated a customary fiduciary out and go-shop provisions in the merger agreement to provide the Board with comfort that it had achieved the best offer in the marketplace. Based on a comprehensive review of the Company’s current and future position and alternatives to Party A’s proposal, the Special Committee resolved on April 5, 2007 to recommend to the Board that the Company proceed to negotiate with Party A with the intention of entering into a definitive agreement for the sale of the entire Company.

In response to negotiations with the Company, on April 9, 2007, Party A presented to the Board an improved offer of $16.50 per share (representing an implied enterprise value of approximately $410 million) and the Board approved proceeding with the Party A transaction. Greenfield began providing detailed due diligence documents to Party A and K&L Gates LLP, outside counsel to Greenfield, had an initial call with Party A’s counsel regarding the due diligence process and preparation of transaction documents. On April 17, 2007, Party A informed Greenfield that its partners had elected not to proceed further with the transaction and communications with Party A ceased.

In May 2007, Party C sent a letter to the Company expressing an interest in the ISS business at a valuation range of $125 million to $150 million. The Board elected not to pursue a transaction with Party C.

In summary, from September 2006 to May 2007, the Special Committee, with the help of Deutsche Bank, conducted an extensive solicitation and market check process, encompassing 15 financial buyers and 13 strategic buyers who were given the opportunity to bid for the entire company, or for the ISS business or CSS business alone.

The Special Committee met nine times (not including weekly update meetings with its financial advisor), and briefed the full Board at five meetings and management conducted due diligence meetings with at least five parties. Following the termination of discussions with Party A in April 2007, the Board abandoned the market check process, dissolved the Special Committee and instructed management to focus on operating the business in accordance with the strategic initiatives that it had discussed in the March 2007 Board meetings.

In December 2007, the Board authorized management to engage Fresen Associates, LLC, or Fresen Associates, to explore potential acquisition candidates that would assist the Company in establishing the CSS business in the U.S. and other potential strategic acquisitions. The contract with Fresen Associates terminated as of May 30, 2008.

Renewed Contact with Quadrangle and discussions with Microsoft.

Throughout the second half of 2007, representatives of Quadrangle remained in periodic contact with Mr. Angrisani and Mr. Mesznik. These communications were unspecific to any particular transaction. In late 2007, Mr. Mesznik received a communication from Quadrangle indicating that Daniel Rosensweig, former COO of Yahoo!, had become an Operating Partner of Quadrangle. The communication indicated that Mr. Rosensweig was very familiar with the comparison shopping industry.

In the fourth quarter of 2007 the Company began to explore the potential acquisition of a comparison shopping business. As part of its efforts, the Company and an investment bank reviewed options with regard to financing a potential transaction, including the use of the Company’s cash, the use of debt, and the potential of raising additional capital through equity investments in the Company. In December 2007, based on the knowledge that Mr. Rosensweig had joined Quadrangle, the Company initiated contacts with Quadrangle to explore arrangements whereby Quadrangle might provide financing to support this acquisition or others and in early January 2008, representatives of Quadrangle and the Company met on two occasions to further these discussions.

On January 3, 2008, Albert Angrisani, Chief Executive Officer of the Company and Joel R. Mesznik, Chairman of the Board, discussed with representatives of ZM Capital Management, LLC (“ZM Capital”) the potential purchase of the ISS business by ZM Capital.

On January 17, 2008, Sanjai Bijawat, Director Business Development, Live Search at Microsoft, contacted Jonathan Flatow, General Counsel and Chief Administrative Officer of the Company, to arrange an introductory call between the Company management and the Microsoft team. Messrs. Bijawat and Flatow agreed upon the discussion topics for the call and reviewed the terms of a non-disclosure agreement.

On January 21, 2008, Mr. Angrisani, Mr. Flatow, other representative of the Company, and various representatives of Microsoft and ZM Capital held a conference call to discuss the strategic alignment between Microsoft’s global commerce search expansion strategy and the Company’s strategy for the CSS Business in Europe.

On January 22, 2008, Quadrangle sent a letter to Mr. Angrisani confirming its potential interest in providing such financing to Greenfield and, in addition, Quadrangle expressed its interest in acquiring the Company in an all cash merger transaction at a preliminary price of $15.00 to $16.00 per share. On January 22, 2008, the closing share price for the Shares was $11.58. Based on its pre-existing knowledge of Greenfield, Quadrangle stated that the usual timetable for conducting due diligence could be shortened and indicated that following the initial phase of due diligence, it would request a short period of exclusivity to complete due diligence and negotiate a merger agreement. Following initial discussions with the seller of the comparison shopping business, the Company did not proceed with the potential acquisition.

On January 29, 2008, the Board convened a special meeting to discuss, among other things, the Quadrangle letter dated January 22, 2008. At the special meeting, the Board discussed recent M&A activity in the comparison shopping industry, the advantages and disadvantages to consolidating companies in either the CSS or ISS lines of business, and issues relating to investing in expansion while operating as a public company. The Board also discussed the process by which it could obtain a full and fair price for the Company as a whole should it decide to proceed with Quadrangle or any other potential purchaser.

Between late January 2008 and early March 2008, Microsoft and ZM Capital held various discussions regarding the Company, and ZM Capital and the Company held various discussions regarding a potential Microsoft/ZM Capital joint bid to acquire the Company.

On February 4, 2008, the Company received a letter from Party C expressing an interest in acquiring the ISS business at a valuation range from $115 million to $140 million, which was lower than their previous expression of interest received in May 2007. On February 5, 2008, the Board met to consider the indications of interest and representatives of Quadrangle made a presentation at the meeting. On February 8, 2008, the Board met to further consider the indications of interest from Party C and Quadrangle. In a discussion led by outside counsel from K&L Gates, the Board discussed its fiduciary duties under Delaware law and the spectrum of potential sales processes that the Board could consider. Against the background of the extensive market check process conducted in 2006 and 2007, which resulted in only one significant offer for the entire Company, inadequate offers for the CSS and ISS businesses in separate transactions, and the recent severe downturn of the U.S. equity, M&A and credit markets, the Board considered whether a second, extensive market check process would yield any new offers. The Board and counsel also discussed various deal protection provisions that could be negotiated in a merger agreement, as well as “go-shop” and “fiduciary out” provisions that would permit the Board to fulfill its fiduciary obligations to Greenfield’s stockholders. The Board then reviewed the specific elements of Quadrangle’s indication of interest and a number of factors, including M&A activity within the comparison shopping industry, the premium implied by Quadrangle’s indication compared to various trailing averages, the growth rates of the legacy Internet survey solutions industry, the perceived inability of the market to appreciate the ISS and CSS businesses within a single company, the ability to grow and expand each business segment through investments and acquisitions while maintaining the performance metrics demanded by the public markets, and the Company’s current ability to raise capital to execute expansion strategies. Following a full discussion, the Board authorized the Chairman and the CEO to communicate to Quadrangle that the Company would be willing to proceed on a non-exclusive basis, that the Company would proceed with business-related due diligence for three weeks, after which Quadrangle would be expected to provide a written indication of a firm offer price, and that any definitive agreement would include a meaningful “go-shop” provision.

At the February 8, 2008 Board meeting, after thoroughly discussing the issue, the Board determined that Mr. Mesznik’s previous activities in pursuing a transaction did not preclude him from participating in the Board’s consideration of current indication of interest from Quadrangle. The Board acknowledged that it would continue to evaluate potential conflict of interest situations among all members of the Board. However, the Board did not deem it necessary to establish a special committee of the Board to consider the Quadrangle indication of interest because no director had any material personal interest in the potential transaction that was different from, and/or in addition to, the interests of Greenfield stockholders generally. See “Past Contacts, Transactions, Negotiations and Agreements — Agreements, Arrangements or Understandings with Executive Officers, Directors and Affiliates of the Company” above.

On February 13, 2008, Messrs. Mesznik and Angrisani discussed Greenfield’s response to Quadrangle’s indication of interest with representatives of Quadrangle. Mr. Mesznik advised Quadrangle that the Board was open to considering an acquisition offer at a price acceptable to the Board, and that any agreement would have to include an effective “go-shop” provision that was not impeded by a significant break-up fee.

On February 13, 2008, the Board held a meeting at which Mr. Mesznik reported on the discussions he and Mr. Angrisani had with Quadrangle. In March 2008, management also resumed discussions with Deutsche Bank regarding potential M&A transactions.

On March 5, 2008, the Board held a meeting at which Mr. Angrisani reported on the due diligence process underway with Quadrangle as well as oral indications of interest that the Company had received for the ISS business alone, from, among others, Parties C and E.

On March 10, 2008, Messrs. Angrisani, Flatow and Bijawat, Daniel Keller, a Managing Director of the CSS Business, a representative of ZM Capital and another representative of Microsoft held a conference call to discuss Microsoft’s merger and acquisition process, and the next steps to facilitate this process with respect to the possible acquisition of the Company, including having a the Company representative visit Microsoft’s offices.

On March 12, 2008, Mr. Keller visited Microsoft and met with various Microsoft executives to hear a presentation on Microsoft’s commerce search strategy and to discuss the CSS Business and its technology.

On March 13, 2008, representatives of Greenfield met with representatives of ZM Capital to discuss the potential purchase of the ISS business by ZM Capital.

On March 17, 2008, the Board held a meeting at which Mr. Angrisani reported on the due diligence process underway with Quadrangle and the steps that would need to be taken to enable Quadrangle to confirm its interest in acquiring the Company.

On March 19, 2008, Mr. Angrisani visited Microsoft and met with Mr. Bijawat and another Microsoft representative. During the meeting, Mr. Angrisani explained that the Board had received an indication of interest for an acquisition from at least one party. Mr. Angrisani indicated that if Microsoft and ZM Capital were interested in acquiring the Company they should provide a formal indication of interest, preferably prior to the April 11, 2008 Board meeting where all indications of interest would be discussed.

On April 7, 2008, Quadrangle sent a letter to Mr. Angrisani proposing to acquire all of the stock of Greenfield in an all cash merger transaction. The letter stated that Quadrangle anticipated that the proposal would include a cash price of $15.50 per share, representing a 31.5% premium to Greenfield’s closing price on April 7, 2008 and a 25.2% premium to Greenfield’s average stock price over the 30 days prior to such date.

On April 10, 2008, Microsoft and ZM Capital submitted a joint indication of interest letter to Messrs. Angrisani and Flatow. The letter expressed interest in exploring a transaction in which Microsoft and ZM Capital would acquire all of the Shares, but without indicating a price range, and outlined Microsoft’s interest in the CSS Business and ZM Capital’s interest in the ISS Business.

At a meeting on April 11, 2008, the Board reviewed Quadrangle’s letter. At the Board’s invitation, representatives of Quadrangle made a presentation to the Board on the terms of their offer, including details of their financing plans.

On April 11, 2008, Mike McCue, General Manager, Tellme at Microsoft, spoke with Lise Buyer, a member of the Board, about Microsoft’s interest in acquiring the CSS Business. Mr. McCue and Ms. Buyer had worked together at Tellme before it was acquired by Microsoft in 2007.

On April 12, 2008, Jonathan Flatow, General Counsel and Chief Administrative Officer of Greenfield, sent an initial response to Quadrangle outlining the Board’s reaction to Quadrangle’s proposal and pushed for a higher purchase price and indicated that the Company would not accept any reduction in price in the event there was a drop in the market price prior to the execution of a definitive agreement. The response also included, among other things, conditions that the final definitive agreement be subject to receipt by the Board of a fairness opinion from the Company’s financial advisors, customary fiduciary out provisions and a meaningful “go-shop” provision. The Board also requested to speak directly with Quadrangle’s potential lenders.

Also on April 12, 2008, Mr. Angrisani informed a representative of ZM Capital, who informed Ken Hastings, Platform and Service Division Corporate Development at Microsoft, that the Microsoft/ZM Capital joint indication of interest letter had been received by the Board, and that the Board was now contemplating the Company’s alternatives.

On April 16, 2008, Mr. Bijawat spoke with Mr. Angrisani regarding the non-disclosure agreement between the Company and Microsoft. Mr. Angrisani indicated that the Board planned to consider four letters of interest it had received and would decide on next steps, including whether to enter into the non-disclosure agreement with Microsoft.

During the next several days, Mr. McCue and Ms. Buyer spoke regarding Microsoft’s level of interest in a possible acquisition of the Company.

On April 23, 2008, Quadrangle and Greenfield executed a letter agreement providing for Greenfield to negotiate on an exclusive basis with Quadrangle with respect to the acquisition of Greenfield for a period that expired on May 2, 2008, at a specified transaction price of $15.50 per share. Thereafter, Quadrangle and its advisors were given access to an electronic data room and they began conducting additional financial and legal due diligence. Company management also participated with Quadrangle in several meetings with financial institutions and other lending sources that could provide the debt financing for the transaction.

On May 5, 2008, representatives of the Company, Microsoft and ZM Capital held a conference call to address specific concerns raised by the Board regarding the Microsoft/ZM Capital joint indication of interest letter, including the Company’s desire for a simple transaction structure involving one buyer. Microsoft and ZM Capital indicated that, instead of jointly pursuing an acquisition of the Company, they did not object to having Microsoft lead the proposed acquisition, with the understanding that Microsoft would sell the ISS Business.

On May 7, 2008, Microsoft sent a letter to the Company responding to the concerns raised during the May 5, 2008 conference call, along with a preliminary due diligence request list for the proposed acquisition. The letter reaffirmed Microsoft’s desire to explore a transaction as the sole buyer and to enter into a non-disclosure agreement.

On May 10, 2008, K&L Gates sent an initial draft merger agreement to Simpson Thacher & Bartlett LLP, referred to as Simpson Thacher, attorneys for Quadrangle. On May 17, 2008, Simpson Thacher provided its comments to the initial draft merger agreement circulated by K&L Gates. The parties continued to exchange drafts of the merger agreement over the ensuing three weeks while Quadrangle and its attorneys conducted extensive legal and business due diligence. These negotiations focused on the scope of the Company’s representations and warranties, the scope of restrictive covenants applicable to the Company during the period between the signing of the agreement and closing of the merger, conditions to closing, break up fees and expense provisions and other matters. The Company was principally focused on preserving the Board’s ability to exercise its fiduciary duties, including through the “go-shop” process, and maintaining relatively low financial barriers for parties to submit a superior proposal that emerge from that process. Further, the Company was extremely interested in obtaining favorable provisions relating to Quadrangle’s obligations to obtain financing commitments in order to increase the certainty of closing.

On May 12, 2008, Mr. Hastings and Mr. Angrisani agreed to re-open the non-disclosure agreement discussions.

On May 19, 2008, the Company received an unsolicited letter from Party E expressing an interest in acquiring the entire Company. The letter from Party E did not contain a price range or other financial terms.

On May 21, 2008, the Board met to discuss the Quadrangle negotiations as well as the unsolicited expressions of interest received from Microsoft and Party E. Representatives of Quadrangle made a presentation at the meeting and discussed diligence issues and the status of their negotiations with lending institutions. Representatives of Deutsche Bank attended and provided the Board with an updated valuation analysis. Representatives of Fresen Associates also attended and made a presentation relating to their activities.

On May 22 and May 23, 2008, representatives of Deutsche Bank and Mr. Bijawat discussed the May 7 Microsoft indication of interest letter and the non-disclosure agreement.

On May 28, 2008, the Company’s management, members of the Board, and representatives of K&L Gates and Deutsche Bank met to review material terms of the merger agreement as well as open issues in the negotiation and the Company’s position with respect to those issues.

Between May 28 and May 30, 2008, certain Microsoft executives spoke with Ms. Buyer to convey Microsoft’s level of interest in an acquisition of the Company and in resolving the outstanding non-disclosure agreement issues, and to propose a conference call between Ms. Buyer and Mr. Nadella. On May 31, 2008, Mr. Nadella and Ms. Buyer held a conference call to discuss Microsoft’s level of interest in an acquisition of the Company.

Also, between May 28, 2008 and June 2, 2008 the Company, representatives of K&L Gates and Deutsche Bank engaged in ongoing negotiations with Quadrangle and Simpson Thacher regarding the terms of the merger agreement and other related agreements.

On June 2, 2008 the Board held a meeting to review the status of open items in the merger agreement and related agreements and to establish the Company’s position with respect to those issues. At this meeting the Board also discussed the status of negotiations relating to the terms of acceptable non-disclosure agreements with each of Microsoft and Party E.

On June 5, 2008, a representative of Deutsche Bank and Mr. Bijawat agreed on the final terms of a non-disclosure agreement, which included a limited non-solicitation provision.

On June 6, 2008 the Board met to review the status of negotiations on the merger agreement and other related documents, as well as the status of Quadrangle’s efforts to obtain debt financing to enable it to complete the transaction. The Board discussed open issues in the negotiation of the merger agreement and the Company’s position with respect to those issues. The Company and Microsoft also entered into a non-disclosure agreement on June 6, 2008 after a series of negotiations with respect to the scope thereof.

From June 6 to June 15, 2008, representatives of Microsoft commenced their due diligence investigation of the Company, including discussions with representatives of the Company, Deutsche Bank and the Company’s other advisors and a review of an online data room containing materials concerning the Company.

On June 7, 2008, Messrs. Angrisani and Flatow, as well as their representatives from Deutsche Bank and K&L Gates, had a conference call with representatives of Quadrangle and their counsel from Simpson Thacher to discuss open points in the merger agreement. Following this call, Quadrangle prepared a written proposal regarding each open point. The next morning, on June 8, 2008, the Board convened a meeting to discuss Quadrangle’s proposal and the status of Quadrangle’s financing commitment.

A substantially final draft merger agreement and other transaction materials, including Deutsche Bank’s financial presentation, were delivered to the Board on June 10, 2008. At a special Board meeting on June 11, 2008, the Board discussed Quadrangle’s revised proposal with its legal and financial advisors and indicated it would support the $15.50 per share acquisition price assuming satisfactory completion of the final open items in the merger agreement as promptly as possible. Over the next several days, management and representatives of K&L Gates completed negotiations of the merger agreement and the accompanying disclosure schedules with Quadrangle and representatives of Simpson Thacher.

On Sunday, June 15, 2008, the Board convened a meeting with senior management and Greenfield’s financial and legal advisors to review the proposed merger agreement with Quadrangle. A representative of K&L Gates again advised the Board of directors regarding its fiduciary duties and responsibilities to the stockholders of the Company and the material terms of the proposed merger agreement. Representatives of Deutsche Bank gave a financial presentation and delivered Deutsche Bank’s opinion as to the fairness, as of the date of the opinion, of the merger consideration, from a financial point of view, to Greenfield’s stockholders, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank. After discussions, the Board unanimously approved the merger agreement and the transactions contemplated thereby.

Following the Board meeting, Greenfield and Parent executed the merger agreement and, prior to the opening of trading on June 16, 2008, publicly announced that they had entered into a definitive merger agreement.

Go-Shop Activities.

The Quadrangle Agreement provided for a post-signing “go-shop” period that permitted the Company to solicit, negotiate and discuss competing acquisition proposals for the 50-day period ended August 4, 2008. After the go-shop period ended, the Company had the ability to continue discussions with certain “excluded parties” who had made an acquisition proposal and with whom the Company was engaged in discussions as of the expiration of the go-shop period, subject to certain terms set forth in the Quadrangle Agreement.

Following the announcement of the merger agreement with affiliates of Quadrangle, on June 16, 2008, the Company and Deutsche Bank commenced actively soliciting parties that could be interested in and capable of submitting a proposal to acquire the Company on terms superior to those contained in the Quadrangle Agreement. Throughout the process, Deutsche Bank contacted 54 potentially interested parties, including 24 strategic buyers and 30 financial buyers, and the Company entered into 12 non-disclosure agreements and conducted meetings with nine potentially interested parties. All such parties (including Party A, Party C, Microsoft and Party E) were granted access to an electronic data room containing financial and legal information about the Company. In connection with the possible offer from Microsoft, the Company retained the services of Paul, Weiss, Rifkind, Wharton & Garrison LLP, referred to as Paul, Weiss, as the Company’s legal advisor. In connection with this solicitation, Deutsche Bank (who was managing the go-shop process on behalf of the Company) sent a letter to Microsoft outlining the go-shop process and inviting Microsoft to submit a confirmation of interest letter. During the period between June 16 and

July 28, 2008, the Board met on a weekly basis to receive updates from Deutsche Bank with respect to the go-shop activities.

On June 20, 2008, Microsoft submitted its confirmation of interest letter to Deutsche Bank that, among other things, stated that Microsoft was prepared to offer merger consideration higher than $15.50 per Share for all of the outstanding Shares in cash without a financing contingency. On June 22, 2008, Microsoft submitted a revised confirmation of interest letter to Deutsche Bank that updated Microsoft’s due diligence requirements outlined in the June 20 letter.

Between late June and August 4, 2008, the Company provided Microsoft, Lazard Freres & Co. LLC (“Lazard”), Microsoft’s financial Advisors, Perkins Coie LLP, Microsoft’s outside legal advisor (“Perkins Coie”), and Microsoft’s other advisors conducted legal and financial due diligence with respect to the Company and its subsidiaries by reviewing documents in an online data room, holding conference calls and participating in face-to- face meetings with the Company and its advisors and submitting written questions and supplemental due diligence requests to the Company and its advisors.

On July 9, 2008, Microsoft and the Company amended the non-disclosure agreement to clarify that Microsoft could contact third parties to inquire about interest in joining with Microsoft to pursue a transaction, provided that no third party could be provided access to any confidential information until it had executed, directly with the Company, a confidentiality agreement in form and content satisfactory to the Company.

On July 14, 2008, the Board met to receive an update on the go-shop process from its advisors, including Deutsche Bank and Paul, Weiss, and was informed of a possible offer from Microsoft. In addition, during this meeting the Board discussed the potential structuring of any transaction as an all cash tender offer.

On July 21, 2008, Deutsche Bank submitted to Microsoft the final process instruction letter for the go-shop process that requested, by August 4, 2008, a final, written proposal for the acquisition of the Company. Microsoft was also provided a form of merger agreement and was instructed that the written proposal should include comments to that form.

On July 29, 2008, Deutsche Bank provided the initial draft of the Company’s disclosure schedules to the merger agreement to Microsoft and its advisors.

On July 30, 2008, prior to the end of the “go shop” period, representatives of the Company and its German counsel and representatives of Microsoft and its U.S. and foreign counsel engaged in a call to discuss possible regulatory issues in connection with any potential transaction involving Microsoft and the Company.

Between July 30 and August 4, 2008, the Company and its advisors and Microsoft and its advisors discussed matters relating to Microsoft’s proposal bid and diligence matters.

On August 4, 2008, Microsoft submitted an offer to acquire the Company, subject to certain conditions and contingencies, including the negotiation and execution of a definitive merger agreement. The offer reflected a purchase price of $17.50 per Share, provided for a tender offer followed by a back-end merger of a subsidiary of Microsoft into the Company and did not contain any financing contingencies (the “Microsoft Proposal”). Microsoft provided the Company a mark-up of the Company’s draft merger agreement (the “Microsoft Mark-Up”) together with the Microsoft Proposal.

In accordance with the terms of the Quadrangle Agreement, the Company concluded the “go-shop” process at 11:59 pm New York time on August 4, 2008.

On August 5, 2008 the Board convened a meeting and, after consultation with Deutsche Bank and Paul, Weiss determined in good faith that Microsoft was an Excluded Party (as such term is defined in the Quadrangle Agreement). During this meeting, a representative of Paul, Weiss advised the Board regarding its fiduciary duties and responsibilities to the stockholders of the Company and the then-current material terms of the proposed merger agreement with Microsoft as a stand-alone agreement and as compared to the Quadrangle Agreement. During this meeting, the Board also authorized the Company and its advisors to engage in negotiations with Microsoft and Microsoft’s advisors and representatives with respect to a potential transaction between Microsoft and the

Company. Accordingly, Microsoft was permitted to continue discussions with the Company regarding a transaction after the expiration of the go-shop period.

On August 6, 2008, the Company issued a press release announcing that as a result of its go-shop activities, undertaken pursuant to the Quadrangle Agreement, a strategic buyer had submitted a proposal to acquire all of the outstanding Shares for $17.50 per Share in cash. The press release also noted that the Board had determined that the strategic buyer was an excluded party under the Quadrangle Agreement. The closing price per Share on August 5, 2008, the last trading day prior to the announcement was $13.63.

Between August 6, 2008 and August 25, 2008, representatives of the Company, together with Deutsche Bank and Paul, Weiss, engaged in discussions with representatives of Microsoft with respect to certain issues regarding the offer and the Microsoft Mark-Up. During this period, the parties negotiated the terms of the proposed merger agreement and the related disclosure schedules. As part of the negotiations, Microsoft sought a consent to assign the license agreement between the Company and a third party (the “License Agreement”) under which the Company has been granted certain rights to use certain trademarks used by the Company. The purpose of the consent was to allow the Company’s rights to the license to be assignable under certain circumstances. Microsoft and its advisors discussed and negotiated the terms of the consent, which was obtained on terms acceptable to Microsoft on August 24, 2008. In addition, from August 6 through the execution of the Microsoft Agreement, Paul, Weiss updated Simpson Thacher, as required under the Quadrangle Agreement, with respect to the status of the negotiations to obtain the required consent under the License Agreement and other matters relating to the Microsoft Proposal.

On August 14, 2008 the Board met to review the status of the negotiations with Microsoft and to further discuss the next steps to be taken with respect to the Quadrangle Agreement, in particular, the actions required to be taken with respect to the preliminary proxy statement that was filed in connection with the Quadrangle Agreement and the status of the negotiations to obtain the required consent pursuant to the License Agreement.

On August 17, 2008 the Board met to further receive an update from the Company and its advisors with respect to the status of the negotiations of the proposed merger agreement with Microsoft. During such meeting, a representative of Paul, Weiss advised the Board regarding its fiduciary duties and responsibilities to the stockholders of the Company and the then-current material terms of the proposed merger agreement with Microsoft.

On August 18, 2008, Mr. Nadella sent a letter to the Company extending Microsoft’s August 4, 2008 proposal to acquire the Company until August 25, 2008.

During the next several days the Company and Microsoft and their respective legal advisors held discussions and negotiations relating to the terms and conditions of the proposed merger agreement and the related disclosure schedules. The Company and its legal advisors updated the Board with respect to the progress of the negotiations with Microsoft at a Board meeting held on August 22, 2008.

On August 25, 2008, Microsoft and the Offeror delivered a letter to the Company, confirming their bona fide offer to purchase all issued and outstanding Shares for $17.50 per share in cash and stating that they were prepared to enter into a merger agreement with the Company in connection with such offer following the termination by the Company of the Quadrangle Agreement. This offer mentioned that it would remain open until the earlier of (x) two business days following Quadrangle’s failure to exercise its matching rights under the Quadrangle Agreement and (y) noon Pacific Daylight Time on August 29, 2008.

Also on August 25, 2008, the Board met to discuss the proposed merger agreement with Microsoft in light of the negotiations that took place to such date and Microsoft’s and the Offeror’s confirmation of their bona fide offer to purchase all issued and outstanding Shares for $17.50 per share in cash with no financing contingencies. During this meeting, a representative of Paul, Weiss advised the Board regarding its fiduciary duties and responsibilities to the stockholders of the Company and the material terms of the proposed merger agreement with Microsoft as a stand-alone agreement and as compared to the Quadrangle Agreement and representatives of Deutsche Bank gave a financial presentation of the proposed merger agreement with Microsoft. After consultation with Deutsche Bank and Paul, Weiss, the Board determined that the Microsoft proposal was a Superior Proposal (as defined in the Quadrangle Agreement). Shortly thereafter, on the same day, the Company sent a notice to Quadrangle indicating the Company’s intention to terminate the Quadrangle Agreement and to enter into a merger agreement with Microsoft.

Between August 25 and August 28, 2008, Microsoft and the Company, together with their respective legal advisors, finalized the proposed merger agreement and related disclosure schedules.

On August 26, 2008 the Company received a letter from Quadrangle notifying the Company that Quadrangle was evaluating what, if any, adjustments it was willing and able to make to the terms and conditions of the Quadrangle Agreement in light of Microsoft proposal and its intention to notify the Company on or prior to August 29, 2008.

On Thursday, August 28, 2008, at approximately 10:00 p.m. New York City time, the Board convened a meeting with senior management and the Company’s financial and legal advisors to review the proposed merger agreement with Microsoft and to confirm the absence of a revised proposal from Quadrangle. A representative of Paul, Weiss again advised the Board regarding its fiduciary duties and responsibilities to the stockholders of the Company and the material terms of the proposed merger agreement with Microsoft as a stand-alone agreement and as compared to the Quadrangle Agreement. Representatives of Deutsche Bank gave a financial presentation as to the fairness of the merger consideration, from a financial point of view, to the holders of the Company’s common stock. After discussions, the Board unanimously (i) determined that the Microsoft Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interests of, the Company and its stockholders, (ii) adopted resolutions terminating the Quadrangle Agreement and approving and declaring advisable the Microsoft Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended, subject to the terms and conditions in the Microsoft Agreement, that the Company’s stockholders accept Offeror’s offer and tender their Shares in the Offer and, if required by law, adopt and approve the Microsoft Agreement and the transactions contemplated thereby, including the Merger. The Board’s determinations and other actions described in clauses (i) through (iii) above were explicitly conditioned upon the absence of receipt of a revised proposal from Quadrangle prior to midnight at the end of August 28, 2008.

Following the Board meeting, Greenfield and Microsoft executed the merger agreement and, shortly thereafter and prior to the opening of trading on August 29, 2008, publicly announced that they had entered into a definitive merger agreement.

In connection with the termination of, and as required under, the Quadrangle Agreement, the Company paid to Quadrangle on August 29, 2008, a termination fee in the amount of $5.0 million.

Reasons for the Recommendation.

In reaching its decision to approve the Microsoft Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by law, adopt and approve the Microsoft Agreement and the transactions contemplated thereby, the Board considered a number of factors. The material favorable factors were the following:

•	the historical trading prices of Shares, including the fact that the per share cash consideration of $17.50 to be paid pursuant to the Offer and the Merger represents a premium of approximately 32% over the closing price of Shares on June 13, 2008 (the last full trading day before the announcement of the execution of the Quadrangle Agreement);

•	the fact that, the per share cash consideration of $17.50 to be paid pursuant to the Microsoft Agreement represents a premium of approximately 13% over the cash consideration that would have been paid under the Quadrangle Agreement;

•	the Board’s belief that the Offer and the Merger represented the best prospect for maximizing risk-adjusted stockholder value, based on (a) the Board’s assessment, after consultation with its financial advisors, of the alternatives, including continuing to operate as an independent public company and entering the market periodically to repurchase Company stock, recapitalization through incremental increases in debt, or a leveraged buy-out transaction; (b) the Board’s belief that it was unlikely there would be another party interested in acquiring the Company at a comparable price, and that a transaction with other potential acquirers would be less certain to be completed; (c) the risk of loss of opportunity to enter into a transaction with Parent; and (d) the lack of assurance that there would be another opportunity in the future for the Company’s stockholders to receive as significant a premium as that contemplated by the proposed transaction;

•	the financial presentation of Deutsche Bank, including its opinion, dated August 29, 2008, to the Board that, as of the date of the opinion and subject to the various assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger pursuant to the Microsoft Agreement was fair, from a financial point of view, to such holders, as more fully described below in “Opinion of the Company’s Financial Advisor;”

•	the fact that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transaction;

•	the fact that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and the fact that Parent’s obligations are not subject to any financing conditions coupled with the Board’s belief of Parent’s substantial financial resources and strong business reputation and Parent’s representation that it has, and Offeror will have, sufficient cash for the satisfaction of all of Parent’s and Offeror’s obligations under the Microsoft Agreement;

•	the likelihood that the regulatory approvals to complete the Offer and the Merger will be obtained and the requirement that Parent take a variety of actions to receive these regulatory approvals unless any actions and requirements to be taken by Parent could, individually or in the aggregate, be expected to have a material adverse effect on (i) the combined business, financial condition or results of operations of Parent and its subsidiaries taken as a whole or (ii) the online advertising business of the online services business of Parent combined with the CSS Business of the Company after the Closing, which together enhance the certainty of the completion of the Offer and the closing of the Merger;

•	the fact that the Company can seek specific performance of the Microsoft Agreement to require Parent and Offeror to complete the Offer and the Merger, which enhances the certainty of the completion of the Offer and the closing of the Merger;

•	the structure of the Offer and the Merger and the financial and other terms of the Microsoft Agreement, including that the conditions to closing the Offer and the Merger are limited to regulatory approvals and other customary conditions;

•	the fact that the Microsoft Agreement permits Greenfield to respond to unsolicited written takeover proposals, received prior to the Acceptance Time, under certain circumstances;

•	the fact that, subject to the terms and conditions of the Microsoft Agreement, Greenfield is permitted to change its recommendation that the Company’s stockholders accept and tender their Shares in the Offer and adopt the Microsoft Agreement, prior to the Acceptance Time, in order to approve an alternative unsolicited takeover proposal proposed by a third party that is a “superior proposal” as defined in the Microsoft Agreement, upon the payment to Parent of a termination fee of $17.0 million (representing approximately 3.5% of the total equity value of the transaction) in connection with an unsolicited written takeover proposal made by a third party (which termination fee Parent required as a condition of entering into the Microsoft Agreement, and which was reasonable in the context of termination fees payable in other transactions and in light of the overall terms of the Microsoft Agreement);

•	the fact that, subsequent to the announcement of the transaction with Quadrangle, at the direction of the Board, Deutsche Bank contacted 54 potentially interested parties, including 24 strategic buyers and 30 financial buyers, and the Company entered into 11 non-disclosure agreements and conducted meetings with nine potentially interested parties, and, of the 54 parties, only Microsoft submitted either a non-binding or a binding proposal; and

•	the fact that holders of Shares who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the DGCL (as described in Item 8(b) below), whether or not a stockholder vote is required to approve the Merger.

In addition to the factors set forth above, the Board considered the following factors, among others, in initially deciding to recommend a sale of the Company pursuant to the Quadrangle Agreement. Such factors were equally relevant to the Board’s subsequent decision to recommend a sale of the Company pursuant to the Microsoft Agreement:

•	the Board’s understanding of and familiarity with, and discussions with management regarding, the business, operations, management, financial condition, earnings and prospects of Greenfield (as well as the risks involved in achieving those prospects and the risks and benefits of remaining independent), including:

•	the mergers and acquisitions activity within the comparison shopping industry;

•	the evolution of the comparison shopping industry;

•	the growth rates of the legacy Internet survey solutions business;

•	the perceived inability of the market place to fully appreciate the ISS and CSS businesses within a combined entity;

•	the ability to grow and expand each business segment through organic investments and acquisitions while maintaining performance metrics demanded by the public markets; and

•	the risks associated with potential management transition;

•	the Board’s earlier consideration of the sale of either one of the Company’s lines of business and the Board’s ultimate determination that it was in the best interest of its stockholders to sell the entire Company in one transaction, for the reasons discussed under “The Solicitation or Recommendation— Background and Reasons for the Board’s Recommendations — Background;”

•	the results of the process undertaken in 2006 and 2007 by the Board and its advisors to contact selected parties in the industry and financial parties to solicit their interest in an acquisition of Greenfield, as described under “The Solicitation or Recommendation — Background and Reasons for the Board’s Recommendations — Background;” and

•	the Board’s determination that it had maximized value for stockholders as a result of the recently completed turnaround process vs. the potential stockholder value that could be expected to be generated from the various strategic alternatives available to Greenfield post-turnaround, and the risks associated therewith.

The Board also considered potential drawbacks or risks relating to the Offer and the Merger, including the following material risks and factors, but found that these potential risks were outweighed by the expected benefits of the Merger:

•	the fact that the all-cash consideration would not allow the stockholders to participate in any future growth of Greenfield’s business, and generally would be taxable to our stockholders for U.S. federal income tax purposes;

•	the fact that immediately prior to entering into the Microsoft Agreement, the Company will be required to terminate the Quadrangle Agreement, which termination will require the Company to pay a termination fee of $5 million to Quadrangle;

•	the risks and costs to Greenfield if the Offer does not close, including the diversion of management and employee attention, and the effect on relationships with customers, suppliers and employees;

•	the risk that Parent may terminate the Microsoft Agreement in certain circumstances, including if there is a material adverse effect on our business, financial condition or results of operations or if we do not perform our obligations under the Microsoft Agreement in all material respects; and

•	the possibility that the termination fee of $17.0 million, payable if the Microsoft Agreement is terminated under certain circumstances may discourage a competing bid for Greenfield.

The Board also considered the interests that certain executive officers and directors of Greenfield may have with respect to the Offer and the Merger in addition to their interests as stockholders of Greenfield generally, as described in the section entitled “Past Contacts, Transactions, Negotiations and Agreements — Arrangements or Understandings with Executive Officers, Directors and Affiliates of the Company.”

The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer and the Merger. In view of the variety of factors, the amount of information considered and the complexity of these matters, the Board did not find it practicable to, and did not attempt to, rank, quantify, make specific assessments of, or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. The Board considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

(c)	Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Offer all Shares owned of record or beneficially owned, other than Shares that remain subject to unexercised stock options. Pursuant to the terms of the Microsoft Agreement, any Shares owned of record or beneficially owned by any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time will not be tendered in the Offer, but will automatically be cancelled at the Effective Time.

(d)	Opinion of the Company’s Financial Advisor.

Deutsche Bank has acted as financial advisor to Greenfield in connection with the Microsoft Agreement, pursuant to which Offeror will conduct a cash Offer for all of the outstanding Shares of Greenfield for $17.50 per Share followed by the Merger (collectively with the Offer, the “Transaction”). At the August 28, 2008 meeting of the Board at approximately 10:00 p.m. New York City time, Deutsche Bank delivered its oral opinion. Shortly thereafter, on Friday, August 29, 2008, at approximately 12:15 a.m. New York City time, Deutsche Bank confirmed its oral opinion in a written opinion to the Board indicating that, as of August 29, 2008, the date of such written opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the Offer Price was fair, from a financial point of view, to Greenfield stockholders.

The full text of Deutsche Bank’s written opinion, dated August 29, 2008 (referred to as the Deutsche Bank Opinion), which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Greenfield stockholders are urged to read the Deutsche Bank Opinion carefully and in its entirety. The summary of the Deutsche Bank Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Deutsche Bank Opinion.

In connection with Deutsche Bank’s role as financial advisor to Greenfield, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Greenfield, certain internal analyses, financial forecasts and other information relating to Greenfield prepared by the management of Greenfield. Deutsche Bank also held discussions with certain senior officers of Greenfield regarding the businesses and prospects of Greenfield. In addition, Deutsche Bank has, to the extent publicly available, (i) reviewed the reported prices and trading activity for the common stock of Greenfield, (ii) compared certain financial and stock market information for Greenfield with similar information for certain other companies it considered relevant whose securities are publicly traded, (iii) reviewed the financial terms of the Quadrangle Agreement, which provided for the acquisition of all the outstanding Greenfield common stock through merger (the “Prior Transaction”) and of certain recent business combinations which it deemed relevant, (iv) reviewed the Microsoft Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Greenfield, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the Board’s permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities), of Greenfield or Microsoft or any of their respective subsidiaries, nor has it evaluated the solvency or fair value of Greenfield under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed, with the Board’s permission, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Greenfield as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. The Deutsche Bank Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion.

For purposes of rendering its opinion, Deutsche Bank has assumed, with the Board’s permission, that in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed.

Set forth below is a brief summary of certain financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the Board at its meeting on August 28, 2008.

Historical Stock Performance.  Deutsche Bank reviewed and analyzed recent and historical market prices and trading volume for Shares and compared such market prices to certain stock market and industry indices.

Deutsche Bank also analyzed the Offer Price to be received by Greenfield stockholders pursuant to the Microsoft Agreement in relation to the market price as of June 13, 2008, the last trading date prior to the announcement of the Prior Transaction, and the 5-day and 20-day spot prices of Greenfield common stock in relation to that date. This analysis indicated that the Offer Price to be paid to Greenfield stockholders pursuant to the Microsoft Agreement represented:

•	a premium of 32% based upon the closing trading price on June 13, 2008 of $13.28 per share (Deutsche Bank noted that the median 1-day premium in certain U.S. technology transactions (with a transaction size of $300 million to $1.0 billion) since January 2004 and through July 31, 2008 was 22% and that the merger consideration that would have been paid to Greenfield stockholders in the Prior Transaction represented a 17% premium over such closing trading price);

•	a premium of 42% based upon the 5-day spot price of $12.32 per share (Deutsche Bank noted that the median 5-day premium in certain U.S. technology transactions (with a transaction size of $300 million to $1.0 billion) since January 2004 and through July 31, 2008 was 25% and that the merger consideration that would have been paid to Greenfield stockholders in the Prior Transaction represented a 26% premium over this 5-day spot price); and

•	a premium of 34% based upon the 20-day spot price of $13.07 per share (Deutsche Bank noted that the median 20-day premium in certain U.S. technology transactions (with a transaction size of $300 million to $1.0 billion) since January 2004 and through July 31, 2008 was 29% and that the merger consideration that would have been paid to Greenfield stockholders in the Prior Transaction represented a 19% premium over this 20-day spot price).

Analysis of Selected Publicly Traded Companies.  Deutsche Bank compared certain financial information and commonly used valuation measurements for Greenfield to corresponding information and measurements for a group of five publicly traded market research companies (consisting of GfK AG, Taylor Nelson Sofres PLC, Ipsos S.A., Harris Interactive Inc. and Research Now PLC (collectively, the “Market Research Companies”)) and for a group of 12 publicly traded Internet companies (consisting of three Internet search and marketing companies, Google, Inc., Yahoo! Inc. and ValueClick, Inc. (collectively the “Internet Search and Marketing Companies”) and nine e-commerce companies, eBay Inc., Amazon.com, Inc., priceline.com Inc., Expedia, Inc., IAC/InterActiveCorp., Netflix, Inc., VistaPrint Ltd., Blue Nile, Inc. and Orbitz Worldwide, Inc. (collectively with the Internet Search and Marketing Companies, the “Comparison Shopping Companies”)). The Market Research Companies and Comparison Shopping Companies are referred to as the “Selected Companies.” Such financial information and valuation measurements included, among other things, (i) common equity market valuation; (ii) operating performance; (iii) ratios of common equity market value as adjusted for debt and cash (“Enterprise Value”) to revenues and earnings before interest expense, income taxes and depreciation and amortization (“EBITDA”); and (iv) ratios of common equity market prices per share to earnings per share. To calculate the trading multiples for Greenfield and the Selected Companies, Deutsche Bank used publicly available information concerning historical and projected financial performance. Deutsche Bank also used estimates as of August 2008 prepared by Greenfield’s management and Wall Street estimates, based upon a securities firm’s analyst research dated May 9, 2008.

As part of its analysis, Deutsche Bank used a “Sum of the Parts” methodology whereby it estimated multiples for both Greenfield’s market research business and its comparison shopping business. For Greenfield’s market research business, Deutsche Bank estimated a multiple range of Enterprise Value to calendar year 2008 estimated EBITDA of 6.0x to 8.5x. For Greenfield’s comparison shopping business, Deutsche Bank estimated a multiple range of Enterprise Value to calendar year 2008 estimated EBITDA of 7.0x to 10.0x. Applying these multiples to management’s estimates resulted in a combined implied equity value per share range of $11.79 to $15.34. Applying these multiples to Wall Street estimates resulted in a combined implied equity value per share range of $12.18 to $15.88.

Deutsche Bank also used a whole company price to earnings-based methodology as part of its analysis of selected publicly traded companies. Deutsche Bank calculated a blended calendar year 2008 price to earnings multiple range of 12.0x to 17.0x, which reflects an estimated calendar year 2008 price to earnings multiple range of 10.0x to 14.0x for the Market Research Companies and an estimated calendar year 2008 price to earnings multiple range of 14.0x to 20.0x for the Comparison Shopping Companies, weighted by calendar year 2008 segment operating profit for each business. The blended calendar year 2008 price to earnings multiple range resulted in implied equity value per share ranges of $7.99 to $11.33 and $9.14 to $12.96 for management’s estimates and Wall Street estimates, respectively.

None of the companies utilized as a comparison are identical to Greenfield. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

Analysis of Selected Precedent Transactions.  Deutsche Bank reviewed the financial terms, to the extent publicly available, of 18 proposed, pending or completed mergers and acquisition transactions involving companies in the market research (“Market Research Transactions”) and comparison shopping (“Comparison Shopping Transactions,” and together with the Market Research Transactions, the “Selected Transactions”) industries. Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples in the Transaction. Deutsche Bank used the “Sum of the Parts” methodology and the estimates of management and Wall Street for its analysis of the Selected Transactions. The transactions reviewed were:

Date of Announcement	Target/Acquiror

Market Research Transactions:
07/09/08	Taylor Nelson Sofres PLC/WPP Group
04/01/07	MediaTransfer AG/Harris Interactive
01/31/07	Samplenet e-research Solutions/Research Now PLC
08/04/06	Opinion Research/infoUSA
10/10/05	Mori Group/Ipsos
04/15/05	NOP World/GfK Group
04/01/05	SSI/Providence Equity Partners
09/09/04	WirthlinWorldwide/Harris Interactive
05/14/03	NFO WorldGroup, Inc./Taylor Nelson Sofres PLC
08/06/01	Total Research/Harris Interactive
01/17/01	NPD/Ipsos
Comparison Shopping Transactions:
07/16/07	MeziMedia/ValueClick
06/08/07	NexTag/Providence Equity Partners
12/14/05	PriceGrabber/Experian
06/06/05	Shopzilla/E.W. Scripps
06/01/05	Shopping.com/eBay
04/07/05	Ciao AG/Greenfield Online
03/26/04	Kelkoo/Yahoo!

For Greenfield’s market research business, Deutsche Bank estimated a multiple range of EBITDA for the last twelve months of 7.0x to 10.0x. For Greenfield’s comparison shopping business, Deutsche Bank estimated a multiple range of EBITDA for the next twelve months of 8.0x to 11.0x. Applying these multiples to management’s estimates resulted in a combined implied equity value per share range of $13.25 to $17.14. Applying these multiples to Wall Street estimates resulted in a combined implied equity value per share range of $14.10 to $18.32.

All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction and took into account changes in industry market valuations over time.

Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of each of Greenfield’s businesses and the companies involved in the Selected Transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of these transactions and the Transaction that could affect the value of the subject companies and businesses and Greenfield.

Discounted Cash Flow Analysis.  Deutsche Bank performed a discounted cash flow analysis for Greenfield based on management’s estimates and used the “Sum of the Parts” methodology for its analysis. For Greenfield’s market research business, Deutsche Bank calculated the discounted cash flow values for that business as the sum of the net present values of (i) the estimated unlevered free cash flow that business will generate for the calendar years 2009 through 2018, plus (ii) the terminal value of that business at the end of such period. The terminal values of

Greenfield’s market research business were calculated based on the perpetuity method. Deutsche Bank used discount rates ranging from 13.0% to 15.0% and perpetuity growth rates ranging from 0.0% to 4.0%. Deutsche Bank used such discount rates based on its judgment of the estimated weighted average cost of capital of the Market Research Companies and such perpetuity growth rates based on the growth rates in the terminal year of management’s estimates.

For Greenfield’s comparison shopping business, Deutsche Bank calculated the discounted cash flow values for that business as the sum of the net present values of (i) the estimated unlevered free cash flow that business will generate for the calendar years 2009 through 2018, plus (ii) the terminal value of that business at the end of such period. The terminal values of Greenfield’s comparison shopping business were calculated based on the perpetuity method. Deutsche Bank used discount rates ranging from 17.0% to 19.0% and perpetuity growth rates ranging from 3.0% to 7.0%. Deutsche Bank used such discount rates based on its judgment of the estimated weighted average cost of capital of the Comparison Shopping Companies and such perpetuity growth rates based on the growth rates in the terminal year of management’s estimates.

The combined discounted cash flow analysis of Greenfield’s market research business and comparison shopping business using management’s forecast resulted in a combined implied equity value per share range of $15.27 to $19.65.

The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Board, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Board as to the fairness, from a financial point of view, to Greenfield stockholders of the Offer Price and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Greenfield management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Greenfield’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Greenfield or their respective advisors, neither Greenfield nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Transaction were determined through negotiations between Greenfield and Microsoft and were approved by the Board. Although Deutsche Bank provided advice to Greenfield during the course of these negotiations, the decision to enter into the Transaction was solely that of the Board. As described above, the opinion and presentation of Deutsche Bank to the Board were only one of a number of factors taken into consideration by the Board in making its determination to approve the Transaction. Deutsche Bank’s opinion was provided to the Board to assist it in connection with its consideration of the Transaction and does not constitute a recommendation to any holder of Greenfield common stock as to whether they should tender shares in the Tender Offer or as to how to vote with respect to the Transaction.

Greenfield selected Deutsche Bank as financial advisor in connection with the Transaction based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Greenfield has retained Deutsche Bank pursuant to a letter agreement dated September 8, 2006, as amended on May 2, 2008 (the “Engagement Letter”). As compensation for Deutsche Bank’s services in connection with the Transaction, Greenfield agreed to pay Deutsche Bank a customary fee upon delivery of its opinion and a customary fee if the Transaction is consummated (against which the opinion fee will be credited). Regardless of whether the Transaction is consummated, Greenfield has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter. Greenfield has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Transaction.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided financial services to Microsoft or its affiliates for which it has received compensation. The DB Group may also provide investment and commercial banking services to Microsoft and Greenfield in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Greenfield for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company has retained Deutsche Bank as its financial advisor in connection with the Microsoft Agreement. Deutsche Bank has provided an opinion as to the fairness of the Offer Price, from a financial point of view, to the holders of the outstanding Shares, a copy of which is filed as Annex B hereto and is incorporated herein by reference.

The Company has retained Deutsche Bank pursuant to the Engagement Letter. As compensation for Deutsche Bank’s services in connection with the Transaction, the Company agreed to pay Deutsche Bank a customary fee upon delivery of its opinion and a customary fee if the Transaction is consummated (against which the opinion fee will be credited). Regardless of whether the Transaction is consummated, the Company has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter. The Company has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Transaction.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation in the ordinary course of business in connection with the Company’s employee benefit plans and payroll contributions to the Company’s 401(k) plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relates to (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a)	Section 203 of the Delaware General Corporation Law.

Section 203 of the Delaware General Corporation Law (the “DGCL”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. In accordance with the provisions of Section 203, the Board has approved the Microsoft Agreement, as described in Item 4 above, and therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the other transactions contemplated by the Microsoft Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. The Microsoft Agreement provides that the Company is obligated to (i) use reasonable best efforts to ensure that no state takeover law or similar law is or becomes applicable with respect to the Offer or the Merger and (ii) if any state takeover law or similar law becomes applicable with respect to the Offer or the Merger, use reasonable best efforts to ensure that the Offer or the Merger, as applicable, may be consummated as promptly as practicable and otherwise to minimize the effect of such law on the Offer and the Merger.

(b)	Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares who did not tender their Shares in the Offer at the Effective Time and has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash for Shares held by such holder, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share to be paid pursuant to the Offer and the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Microsoft Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger by the date as provided in Delaware Law.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex C hereto and incorporated by reference herein.

(c)	Regulatory Approvals.

HSR Act.  Under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until specified information and documentary material has been furnished to the Federal Trace Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Offeror’s acquisition of Shares in the Offer and the Merger.

Parent and the Company are required to file a Notification and Report Form under the HSR Act, which filing is required to be made as soon as practicable (and in any event by September 15, 2008) pursuant to the Merger Agreement. Currently, Parent expects to file the Notification and Report Forms as promptly as practicable after the date hereof. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day after Parent’s forms are filed unless early termination of the waiting period is granted. If the 15th calendar day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. However, before such time, the Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance by Parent with such request. Parent advised the Company that it expects to make requests pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Competition Filings in Other Jurisdictions

Germany.  Under the German Act against Restraints of Competition, the purchase of Shares in the Offer must not be completed until the expiration of a one month waiting period following the German Federal Cartel Office (“GFCO”)’s receipt of a complete filing by Parent without any decision of the GFCO to enter into an in-depth investigation has passed or a clearance has been obtained. Parent advised the Company that it expects to file such notification as soon as practicable on or after the date hereof. Accordingly, the required waiting period is expected to expire at 11:59 p.m., Central European Time, on the date that is one month after Parent files such notification unless clearance has been obtained earlier or the GFCO has entered into an in-depth investigation prior to that time. If the latter is the case, the waiting period with respect to the Offer and the Merger would be extended until the expiration of four months following the GFCO’s receipt of the complete notification, unless clearance has been obtained earlier. After expiration of the four month waiting period, the waiting period could be extended only with the consent of Parent and the Company.

As long as no clearance has been obtained, it is illegal and may result in administrative fines, to consummate the Offer and the Merger. Agreements concluded under German law without such clearance would be deemed to be invalid. Within its investigation, the GFCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the GFCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of such businesses. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in the case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfillment of all respective conditions (in the case of conditional remedies).

Italy.  Under the Italian Antitrust Law (Law No 287/90), certain mergers require notification to the Italian Antitrust Authority (Autoritá Garante della Concorrenza e del Mercato) (“AGCM”). Parent is required to file a notification with the AGCM before consummating the Offer and the Merger. Parent expects to file such notification as soon as practicable after the date hereof. The review period for response from AGCM is 30 calendar days after filing of the notification, although the AGCM may open an in-depth investigation that lasts an additional 45 calendar days. Subject to the other conditions of the Offer and the Merger, the Offer and the Merger can be consummated as soon as the notification has been submitted.

(d)	Top-Up Option.

Pursuant to the terms of the Microsoft Agreement, the Company irrevocably granted to Offeror an option (the “Top-Up Option”) to purchase from the Company at a price per share equal to the Offer Price, that number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or any of its subsidiaries (including the Offeror and its subsidiaries) at the time of such exercise, shall constitute the least amount required so that Parent and Offeror own more than 90 percent of the Shares outstanding on a fully diluted basis immediately after exercise of the Top-Up Option; provided that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares. The purchase price for the Top-Up Option Shares shall be payable either, at Offeror’s election, (A) entirely in cash or (B) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option

Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price.

The Top-Up Option may be exercised by Offeror, in whole or in part, at any time on or after the Acceptance Time (so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow a short-form merger to occur), and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Microsoft Agreement in accordance with its terms; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (A) no federal, state, local, provincial or foreign statute, law, ordinance, rule or regulation or order, writ, injunction, decree, judgment or stipulation shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) no governmental entity or self-regulatory organization including any stock exchange shall have threatened any action with respect thereto, (C) upon exercise of the Top-Up Option, the number of Shares owned by Parent or Offeror constitutes more than 90 percent of the number of Shares that will be outstanding on a fully-diluted basis immediately after the issuance of the Top-Up Option Shares, and (D) Offeror has accepted for payment all Shares validly tendered in the Offer and not withdrawn.

Upon the exercise of the Top-Up Option in accordance with the foregoing, Parent shall so notify the Company and shall set forth in such notice (i) the number of Shares that are expected to be owned by Parent or Offeror immediately preceding the purchase of the Top-Up Option Shares and (ii) a place and time for the closing of the purchase of the Top-Up Option Shares (and the Company shall issue the Top-Up Option Shares at such designated time). The Company shall, as soon as practicable following receipt of such notice, notify Parent and Offeror of the number of Shares then outstanding and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Parent or Offeror, as the case may be, shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares pursuant to the foregoing, and the Company shall cause to be issued to Parent or Offeror a certificate or book-entry shares representing the Top-Up Option Shares.

Parent and Offeror acknowledge that the Top-Up Option Shares which Offeror may acquire upon exercise of the Top-Up Option will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Offeror represent and warrant to the Company that Offeror is, or will be upon the purchase of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Offeror agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Offeror for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

The foregoing summary is qualified in its entirety by reference to the Microsoft Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e)	Short Form Merger.

Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer together with the Top-Up Option, if any, or otherwise, at least 90 percent of the outstanding Shares on a fully diluted basis, Offeror will be able to effect the Merger after completion of the Offer as a short form merger under Delaware law without any further action by the Company’s stockholders.

If Offeror acquires, pursuant to the Offer together with the Top-Up Option, if any, or otherwise, less than 90 percent of the outstanding Shares on a fully diluted basis, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger; however, if Offeror acquires pursuant to the Offer or otherwise at least a majority of the outstanding Shares, Offeror will be able to approve the Merger without any vote of any other Company stockholder.

(f)	Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Microsoft Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(g)	Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

•	the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008.

•	the Company’s Current Reports on Form 8-K filed with the SEC since June 30, 2008 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated September 11, 2008 (incorporated herein by reference to Exhibit(a)(1)(A) of Schedule TO filed by Parent and Offeror on September 11, 2008).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(B) of Schedule TO filed by Parent and Offeror on September 11, 2008).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(C) of Schedule TO filed by Parent and Offeror on September 11, 2008).
(a)(4)	Letter from Albert Angrisani, the Company’s Chief Executive Officer and President, to Stockholders of the Company, dated September 11, 2008.
(a)(5)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(D) of Schedule TO filed by Parent and Offeror on September 11, 2008).
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(E) of Schedule TO filed by Parent and Offeror on September 11, 2008).
(a)(7)	Press Release issued by the Company on August 29, 2008 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on August 29, 2008).
(a)(8)	PowerPoint Presentation to Employees of Greenfield Online, Inc. on August 29, 2008 (incorporated herein by reference to Exhibit 99.2 of Form 8-K filed by the Company on August 29, 2008).
(a)(9)	PowerPoint Presentation to Employees of Greenfield Online, Inc. on August 29, 2008 (incorporated herein by reference to Exhibit 99.3 of Form 8-K filed by the Company on August 29, 2008).
(a)(10)	Frequently Asked Questions to Employees of Greenfield Online, Inc., dated August 29, 2008 (incorporated herein by reference to Exhibit 99.4 of Form 8-K filed by the Company on August 29, 2008).
(a)(11)	Form of Letter to Customers sent by Greenfield Online, Inc. on August 29, 2008 (incorporated herein by reference to Exhibit 99.5 of Form 8-K filed by the Company on August 29, 2008).
(a)(12)	Press Release issued on September 10, 2008 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on September 10, 2008).
(a)(13)	PowerPoint Presentations to Employees of Greenfield Online, Inc., dated September 10, 2008 (incorporated herein by reference to Exhibit 99.2 of Form 8-K filed by the Company on September 10, 2008).
(a)(14)	Frequently Asked Questions to Employees of Greenfield Online, Inc., dated September 10, 2008 (incorporated herein by reference to Exhibit 99.3 of Form 8-K filed by the Company on September 10, 2008).
(a)(15)	Form of Letter to Customers Sent by Greenfield Online, Inc. on September 10, 2008 (incorporated herein by reference to Exhibit 99.4 of Form 8-K filed by the Company on September 10, 2008).

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of August 29, 2008, by and among Parent, Offeror and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on August 29, 2008).
(e)(2)	Confidentiality Letter Agreement, dated June 5, 2008, by and between Parent and the Company.
(e)(3)	Amendment to Confidentiality Letter Agreement, dated July 9, 2008, by and between Parent and the Company.
(e)(4)	Sale Bonus Agreement, dated January 31, 2007, by and among the Company, SRVY Acquisition GmbH, Ciao GmbH and Stephan Musikant (incorporated herein by reference to Exhibit 10.68 of Form 10-K filed by the Company on March 15, 2007).
(e)(5)	Sale Bonus Agreement, dated January 31, 2007, by and among the Company, SRVY Acquisition GmbH, Ciao GmbH and Daniel Keller (incorporated herein by reference to Exhibit 10.66 of Form 10-K filed by the Company on March 15, 2007).
(e)(6)	Employment Agreement, dated September 28, 2005, by and between the Company and Albert Angrisani (incorporated herein by reference to Exhibit 10.56 of Form 8-K filed by the Company on September 29, 2005).
(e)(7)	Amendment No. 1 to Employment Agreement, with an effective date of December 1, 2005, by and between the Company and Albert Angrisani (incorporated herein by reference to Exhibit 10.58 of Form 8-K filed by the Company on December 12, 2005).
(e)(8)	Amendment No. 2 to Employment Agreement, with an effective date of January 1, 2007, by and between the Company and Albert Angrisani (incorporated herein by reference to Exhibit 10.69 of Form 8-K filed by the Company on April 27, 2007).
(e)(9)	Amended and Restated Employment Agreement, dated as of April 1, 2004, by and between the Company and Jonathan A. Flatow (incorporated herein by reference to Exhibit 10.32 of Form S-1/A filed by the Company on May 28, 2004).
(e)(10)	Amended and Restated Employment Agreement, dated as of April 1, 2004, by and between the Company and Robert E. Bies (incorporated herein by reference to Exhibit 10.31 of Form S-1/A filed by the Company on May 28, 2004).
(e)(11)	Managing Director Agreement, dated as of January 31, 2007, by and between Ciao GmbH and Stephan Musikant (incorporated herein by reference to Exhibit 10.67 of Form 10-K filed by the Company on March 15, 2007).
(e)(12)	Managing Director Agreement, dated as of January 31, 2007, by and between Ciao GmbH and Daniel Keller (incorporated herein by reference to Exhibit 10.65 of Form 10-K filed by the Company on March 15, 2007).
(g)	Not applicable.
Annex A	Information Statement.
Annex B	Opinion of Deutsche Bank Securities Inc. dated August 29, 2008.
Annex C	Delaware Appraisal Statute (DGCL Section 262).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

GREENFIELD ONLINE, INC.

By:	/s/ Albert Angrisani
Name:     Albert Angrisani

Title:	President and Chief Executive Officer

Dated: September 11, 2008

ANNEX A

GREENFIELD ONLINE, INC.

21 River Road
Wilton, CT 06897

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about September 11, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.0001 per share (the “Shares”), of Greenfield Online, Inc., a Delaware corporation (the “Company” or “we” or “us” or “our”).

The Schedule 14D-9 relates to a tender offer by Crisp Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft”), as disclosed in a Tender Offer Statement on Schedule TO dated September 11, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated September 11, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitutes the “Offer”). The Offer will remain open for at least 20 business days. The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2008.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 29, 2008 (the “Microsoft Agreement”), by and among Parent, the Company and Offeror. Pursuant to the Microsoft Agreement, if at least a majority of the outstanding Shares on a fully diluted basis are tendered and certain other conditions are met, Offeror will immediately accept for payment and pay for all tendered Shares (the time of acceptance for payment, the “Acceptance Time”). If following the Acceptance Time, Microsoft does not own more than 90 percent of the outstanding Shares on a fully diluted basis, Offeror may, without the Company’s consent, choose to undertake one or more subsequent offering periods of between three and 20 business days in the aggregate in order to acquire additional Shares. If, following the closing of the Offer and the exercise of the Top-Up Option (as described below), Offeror acquires 90 percent or more of the outstanding Shares and certain other conditions are satisfied, it is required to effect a “short form” merger to acquire any remaining outstanding Shares without the requirement of a Stockholder vote. Following the completion of the Offer, the Offeror has an option to purchase from the Company the number of Shares that constitutes the least amount required for Parent and its subsidiaries to own more than 90 percent of the outstanding Shares on a fully diluted basis (such option, the “Top-Up Option”). The Top-Up Option can only be exercised when the Shares issued pursuant to the Top-Up Option will enable Parent to obtain more than 90 percent of the outstanding Shares on a fully diluted basis, and the number of Shares issued pursuant to the Top-Up Option cannot exceed the total number of authorized but unissued Shares.

Following the completion of the Offer, Offeror will merge with and into the Company (the “Merger”), with the Company surviving the Merger. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent. In the Merger, each outstanding Share (other than those held by (i) the Company or any of its Subsidiaries and (ii) any Stockholders who have perfected their dissenters’ rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the board of directors of the Company (the “Board”). Such designations are to be made pursuant to the Microsoft Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

All information contained in this Information Statement concerning Parent, Offeror and Parent’s director designees has been furnished to the Company by Parent and Offeror and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on September 9, 2008, there were 26,339,931 Shares issued and outstanding.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

Subject to applicable law, immediately upon payment by Offeror for Shares accepted at the Acceptance Time, and from time to time thereafter as Shares are acquired by Parent or Offeror, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, to serve on the Board as will give Offeror representation on the Board that is the same proportion as the percentage of Shares then beneficially owned by Parent with respect to the number of Shares then outstanding. The Company shall use commercially reasonable efforts to cause Parent’s designees to be elected or appointed to the Company’s Board, including, subject to applicable law and the Company’s certificate of incorporation, increasing the size of the Board and/or securing the resignations of incumbent directors. Subject to applicable law, the Company shall use commercially reasonable efforts to cause individuals designated by Parent to constitute the same percentage as is on the entire Board to be on (i) each committee of the Board and (ii) subject to applicable law and the Company’s certificate of incorporation, each board of directors and each committee thereof of each Subsidiary (as defined in the Microsoft Agreement) of the Company.

Notwithstanding the foregoing, from the Acceptance Time until the Effective Time, the Company shall use its commercially reasonable efforts to cause its Board to always have at least two (2) directors who were directors on August 29, 2008, who are not employed by the Company and who are not affiliates or employees of Parent or any of its Subsidiaries, and who are independent directors for purposes of the continued listing requirements of the NASDAQ (the “Continuing Directors”); provided that if the number of Continuing Directors is reduced below two (2) for any reason whatsoever, the remaining Continuing Director shall be entitled to designate any other person(s), who shall not be an affiliate or employee of Parent or any of its subsidiaries, to fill such vacancies and such person(s) will be deemed to be Continuing Director(s). The remaining Continuing Director must fill such vacancies as soon as practicable and in any event within ten (10) business days, except that if no such Continuing Director is appointed in such time period, Parent will designate such Continuing Director(s). If no Continuing Director then remains, the other directors will designate two (2) persons, who may not be affiliates, consultants, representatives or employees of Parent or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Continuing Directors.

Notwithstanding anything to the contrary, following the election or appointment of any of Parent’s designees and until the Effective Time, the affirmative vote of a majority of the Continuing Directors is required to (i) amend or terminate the Microsoft Agreement on behalf of the Company, (ii) extend the time for performance of any obligation of, or action under the Microsoft Agreement by, Parent or Offeror, (iii) exercise, enforce or waive compliance with any of the agreements or conditions contained in the Microsoft Agreement for the benefit of the Company, (iv) take any action to seek to enforce any obligations of Parent or Offeror under the Microsoft Agreement or (v) take any other action by the Company under or in connection with the Microsoft Agreement or the transactions contemplated hereby. The Continuing Directors have the authority to retain counsel (which may include current counsel to the Company) at the reasonable expense of the Company for the purpose of fulfilling their obligations under the Microsoft Agreement and have the authority, after the Acceptance Date, to institute any action on behalf of the Company to enforce the performance of the Microsoft Agreement in accordance with its terms.

From and after the Acceptance Date, the Company shall be a “controlled company” (within the meaning of the listing requirements of NASDAQ).

Information Concerning Parent’s Nominees to the Board

Parent has informed the Company that promptly following its payment for Shares pursuant to the Offer, Parent intends to exercise its rights under the Microsoft Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Microsoft Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of Parent to the Board have held the office and principal occupation identified below for not less than five years.

		Current Principal Occupation or Employment:
Name and Address	Age	Material Positions Held During the Past Five Years

Steven A. Ballmer	52	Mr. Ballmer has been a director of Parent since 2000. Mr. Ballmer has headed several Parent divisions during the past 27 years, including operations, operating systems development, and sales and support. In July 1998, he was promoted to President, a role that gave him day-to-day responsibility for running Parent. He was named Chief Executive Officer in January 2000, assuming full management responsibility.
Robert J. (Robbie) Bach	46	Mr. Bach was named President, Entertainment and Devices Division in September 2005. He had been Senior Vice President, Home and Entertainment since March 2000. Before holding that position, he had been Vice President, Home and Retail since March 1999, Vice President, Learning, Entertainment and Productivity since 1997, and Vice President, Desktop Applications Marketing since 1996. Mr. Bach joined Parent in 1988.
Lisa E. Brummel	48	Ms. Brummel was named Senior Vice President, Human Resources in December 2005. She had been Corporate Vice President, Human Resources since May 2005. From 1997 to May 2005, she had been Corporate Vice President of the Home & Retail Division. Since joining Parent in 1989, Ms. Brummel has held a number of management positions at Microsoft, including general manager of the Consumer Productivity business, product unit manager of the Kids business and product unit manager of Desktop and Decision reference products.

		Current Principal Occupation or Employment:
Name and Address	Age	Material Positions Held During the Past Five Years

Keith R. Dolliver	45	Mr. Dolliver joined Parent as an attorney in October 1995 and currently serves as Associate General Counsel, Finance and Operations, and Assistant Secretary. Mr. Dolliver has served as Associate General Counsel since June 2003, and as Assistant Secretary since December 2004. At Parent, Mr. Dolliver leads the legal practice group focused on corporate transactions and securities, including acquisitions, strategic investments and joint ventures. Mr. Dolliver serves as an officer and director of numerous subsidiaries of Parent.
Stephen A. Elop	44	Mr. Elop was named President, Microsoft Business Division in January 2008. Prior to joining Parent, Mr. Elop served as Chief Operating Officer of Juniper Networks, Inc. from January 2007 to January 2008. From December 2005 to December 2006, he served as President of Worldwide Field Operations at Adobe Systems Inc. Mr. Elop joined Adobe following the 2005 acquisition of Macromedia Inc., where he was President and Chief Executive Officer from January 2005 to December 2005. During his almost eight-year tenure at Macromedia, Mr. Elop held many senior positions, including Chief Operating Officer, Executive Vice President of Worldwide Field Operations and General Manager of Macromedia’s eBusiness division. Mr. Elop is a citizen of Canada.
Christopher P. Liddell	50	Mr. Liddell was named Senior Vice President and Chief Financial Officer of Parent in May 2005. Mr. Liddell served as Senior Vice President and Chief Financial Officer of International Paper Company from March 2003 through April 2005, and prior to becoming Chief Financial Officer, he held the positions of Vice President-Finance and Controller. Mr. Liddell served as Chief Executive Officer of Carter Holt Harvey Limited, an affiliate of International Paper, from 1999 to 2002 and Chief Financial Officer from 1995 to 1998. Mr. Liddell is a citizen of New Zealand.
Robert L. Muglia	48	Mr. Muglia was named Senior Vice President, Server and Tools Business in October 2005. Before holding that position, he had a number of leadership positions at Parent including Senior Vice President, Enterprise Storage Division since November 2001, Group Vice President, Personal Services Group since August 2000, Group Vice President, Business Productivity since December 1999, Senior Vice President, Business Productivity since March 1999, Senior Vice President, Applications and Tools since February 1998, and Corporate Vice President, Server Applications since 1997. He joined Parent in 1988.
Craig J. Mundie	59	Mr. Mundie was named Chief Research and Strategy Officer in June 2006. He had been Senior Vice President and Chief Technical Officer, Advanced Strategies and Policy since August 2001. He was named Senior Vice President, Consumer Platforms in February 1996. Mr. Mundie joined Parent in 1992.

		Current Principal Occupation or Employment:
Name and Address	Age	Material Positions Held During the Past Five Years

Benjamin O. Orndorff	37	Mr. Orndorff joined Parent in 2004 and currently serves as a Corporate Attorney in the Subsidiary Management Group. In December 2004, Mr. Orndorff was appointed by the Board of Directors of Parent as Assistant Secretary. Mr. Orndorff is responsible for managing the intercompany relationships, provides support for the company-wide tax model and supervises daily corporate maintenance workflow. Prior to joining Parent, Mr. Orndorff was an attorney with the law firm of Preston Gates & Ellis LLP from June 1999 to August 2004 where his practice was focused in the areas of tax and corporate law.
Raymond E. Ozzie	52	Mr. Ozzie was named Chief Software Architect in June 2006. He had been Chief Technical Officer from April 2005 to June 2006. He assumed that role in April 2005 after Parent acquired Groove Networks, a collaboration software company he formed in 1997.
John A. Seethoff	52	Mr. Seethoff joined Microsoft in November 1999, and currently serves as Vice President, Deputy General Counsel, Finance & Operations, and Assistant Secretary. At Microsoft, Mr. Seethoff is responsible for managing SEC reporting compliance, the corporate secretary function, providing legal support to Microsoft’s board of directors, and overseeing Microsoft’s corporate governance policies and practices. He also manages a group of 65 professionals and staff providing legal support to Microsoft’s Finance, Human Resources and Operations functions. Before joining Microsoft, Mr. Seethoff was a partner in the Seattle office of Kilpatrick & Lockhart Preston Gates & Ellis LLP.
Bradford L. Smith	49	Mr. Smith was named Senior Vice President, General Counsel, and Secretary in November 2001. Mr. Smith was also named Chief Compliance Officer effective July 2002. He had been Deputy General Counsel for Worldwide Sales and previously was responsible for managing the European Law and Corporate Affairs Group, based in Paris. He joined Parent in 1993.
B. Kevin Turner	43	Mr. Turner was named Chief Operating Officer in September 2005. Before joining Parent, he was Executive Vice President of Wal-Mart Stores, Inc. and President and Chief Executive Officer of the Sam’s Club division. From September 2001 to August 2002, he served as Executive Vice President and Chief Information Officer of Wal-Mart’s Information Systems Division. From March 2000 to September 2001, he served as its Senior Vice President and Chief Information Officer of the Information Systems Division.

Parent has advised the Company that, none of Parent’s designees to the Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, or (iv) been subject to any order, judgment or decree enjoining the person from engaging in any type of business practice. Except as noted above, all of Parent’s designees are citizens of the United States, and none is related to any other nominee or to any executive officer of the Company.

Parent has advised the Company that, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, none of its designees (i) has a familial relationship with any directors or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by Parent of Shares pursuant to the Offer, which cannot be earlier than midnight at the end of October 8, 2008, and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CURRENT DIRECTORS ON THE BOARD

The Company’s amended and restated certificate of incorporation and bylaws provide that the Board shall be divided into three classes, with each class having a three-year term. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Board, each class consisting, as nearly as possible, of one-third the total number of directors. Directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the then outstanding shares of our capital stock entitled to vote at an election of directors. Any vacancy on the Board, including a vacancy resulting from an enlargement of the Board, may only be filled by affirmative vote of a majority of our directors then in office. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor is elected and qualified. As of the date of mailing of this Information Statement, one vacancy currently exists on the Board.

The Company’s amended and restated certificate of incorporation and bylaws provide that the number of directors which shall constitute the whole Board shall be fixed by one or more resolutions adopted from time to time by the Board. The authorized number of directors is currently set at seven.

The following table sets forth, for the Company’s current directors, information with respect to their ages and background.

Name	Age	Position

Class I Directors
Lise J. Buyer	48	Director
Charles W. Stryker	61	Director
Class II Directors
Burton J. Manning	77	Director
Joseph A. Ripp	56	Director
Class III Directors
Joel R. Mesznik	62	Chairman of the Board
Albert Angrisani (one vacancy)	59	President, Chief Executive Officer and Director

Set forth below is biographical information for each director.

The following two individuals are Class I directors:

LISE J. BUYER

Lise J. Buyer has served as a member of the Board since April 2004. Since August 2006, Ms. Buyer has served as principal of Class V Group LLC a consultancy advising companies on initial public offerings and other market strategies. From August 2005 to August 2006, Ms. Buyer served as Vice President of Tellme Networks, Inc., a private Internet telephony business. Between April 2003 and August 2005, Ms. Buyer served as the Director of Business Optimization at Google Inc., a publicly traded technology company focused on search services. From September 2002 to March 2003, she served as a consultant and the Director of Research for Vista Research LLC, an independent equity research firm in New York, New York. From May 2000 to July 2002 she was a General Partner at Technology Partners, a Palo Alto, California venture capital firm. Ms. Buyer was the Director of Internet/New Media Research at Credit Suisse First Boston from July 1998 to May 2000. Prior to that, she spent 15 years as an institutional equity investor and analyst of both the technology and media industries. Ms. Buyer holds a B.A. from Wellesley College and an M.B.A. from the Owen Graduate School of Management at Vanderbilt University.

CHARLES W. STRYKER

Dr. Charles W. Stryker has served as a member of the Board since May 2005. Dr. Stryker is President of Venture Development Center, Inc. a consulting company specializing in the development of new products for information services companies which he founded in 1992. From January 1998 to September 1999, Dr. Stryker served as President of IQ2.net, a division of Intelliquest, Inc. Dr. Stryker served as Chairman and Chief Executive Officer of Naviant, Inc. from September 1999 to July 2001, and chairman of Naviant, Inc. from July 2001 to August 2002. Dr. Stryker currently holds director positions for a number of non-publicly traded companies. Dr. Stryker holds a B.S. and M.S. in Electrical Engineering, and a Ph.D. specializing in Computer Sciences from New York University.

The following two individuals are Class II directors:

BURTON J. MANNING

Burton J. Manning has served as a member of the Board since May 1999. From 1987 to March 1997, Mr. Manning was Chairman and Chief Executive Officer of J. Walter Thompson Co. From March 1997 to January 1998, Mr. Manning was Chairman of J. Walter Thompson Co. From January 1998 to present, he has served as President of Brookbound, Inc. In addition to his service on the Board, he serves on the board of directors of a number of non-publicly traded companies.

JOSEPH A. RIPP

Joseph A. Ripp has served as a member of the Board since September 2005. From October 2005 to May 2007, Mr. Ripp served as President and Chief Operating Officer of Dendrite International, Inc., a publicly traded company focusing on sales, marketing, clinical and compliance solutions for the global pharmaceutical industry. From November 2004 to October 2005, Mr. Ripp served as Senior Vice President, Media and Communications of Time Warner, Inc. Prior to this position Mr. Ripp was Vice Chairman of America Online, Inc., which he joined in 2001 as Executive Vice President and Chief Financial Officer. In 2002, Mr. Ripp was named Vice Chairman of America Online, overseeing AOL Technology, Network Operations, Marketing, Member Service, Human Resources, and Legal. He served in that role until November 2004. From 1999 to 2001 Mr. Ripp was Executive Vice President and Chief Financial Officer of Time Warner, Inc. Prior to that, he was Executive Vice President and Chief Financial Officer of Time Inc., the publishing division of Time Warner, Inc., where earlier he held the title of Senior Vice President, Chief Financial Officer, and Treasurer. Mr. Ripp graduated from Manhattan College with a Bachelor of Arts degree and earned a Master’s of Business Administration from Bernard M. Baruch College of the City University of New York.

The following two individuals are Class III directors:

JOEL R. MESZNIK

Joel R. Mesznik has served as a member of the Board since May 1999. He has been President of Mesco Ltd., a consulting company, since 1990. He is also a director of a number of non-publicly traded companies. Mr. Mesznik holds a B.S. from City University of New York and an M.B.A. from Columbia University, Graduate School of Business.

ALBERT ANGRISANI

Mr. Angrisani has served as our President and Chief Executive Officer and a member of the Board since September 2005. From April 2004 to September 2005, Mr. Angrisani served as President of Angrisani Partners LLC, an advisory firm for underperforming companies, which he established in 2004. Prior to that Mr. Angrisani served as President and Chief Operating Officer and director of Harris Interactive Inc., from November 2001 to April 2004. From July 1998 to November 2001, Mr. Angrisani served as President and Chief Executive Officer of Total Research Corporation and as director of Total Research Corporation from November 1994 to November 2001. Mr. Angrisani holds an A.P.C. from New York University, an M.B.A. from Fairleigh Dickenson University and a B.A. from Washington & Lee University.

CORPORATE GOVERNANCE

Director Independence; Board Committees and Meetings

The Board has determined that each of the following directors is an “independent director” as defined in the rules for companies traded on the Nasdaq Global Market: Lise J. Buyer, Burton J. Manning, Joel R. Mesznik, Joseph A. Ripp and Charles W. Stryker. The independent directors hold separate meetings at least two times a year. Additionally, at each regularly scheduled meeting of the Board, the non-management directors meet in executive session without management present. The non-management members of the Board annually elect a presiding director from among independent directors to chair the meetings of the independent directors and the executive sessions of the Board. Lise J. Buyer has been elected as the presiding director for fiscal year 2008.

The Board and its committees meet throughout the year on a set schedule and also hold special meetings and act by written consent from time to time as appropriate. During fiscal year 2007, the Board held 8 meetings, and each of our directors attended at least 75% of the aggregate number of meetings of the Board and committees on which such director served and at which such director was eligible to attend during fiscal year 2007.

The Board has established an audit committee, a governance and nominating committee, a compensation committee, and a mergers & acquisitions committee (established in November 2007). For fiscal year 2007, the audit committee held 10 meetings, the governance and nominating committee held 4 meetings, the compensation committee held 5 meetings, and the M&A committee held 1 meeting.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; pre-approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors as required by law; reviews our consolidated financial statements; reviews our critical accounting policies and estimates; annually reviews the audit committee charter and the committee’s performance; reviews and approves the scope of the annual audit and the audit fee; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements. The current members of our audit committee are Messrs. Mesznik (its committee chair), Stryker and Ripp. Ms. Buyer was a member of our audit committee, but resigned her membership on the committee in March 2007.

In August 2006, Mr. Mesznik advised the Board that he had been investigating the possibility of making an offer to purchase the Company, and that he, together with others, anticipated making such an offer in the near future. At the time Mr. Mesznik disclosed this to the Board he also recused himself from further board or committee activities. In January 2007, Mr. Mesznik indicated to the Board that he was no longer engaged in any process to acquire the Company and requested that he be allowed to actively return to his duties as a member of the Board and as chairman of the audit committee. The Board reviewed the facts and circumstances surrounding Mr. Mesznik’s request and determined that it was in the best interests of the Company for Mr. Mesznik to reengage. In March 2007, Mr. Mesznik actively resumed his duties as a member of the Board and chairman of the audit committee. At the same time, Mr. Stryker resigned as acting-chairman, and Ms. Buyer resigned as a member of the audit committee.

In its evaluations of potential board nominees, our governance and nominating committee takes into account that at least one member of the audit committee must be a person who satisfies the definition of an “audit committee financial expert” as set out in Item 407 of Regulation S-K.

The Board has adopted a charter governing the duties and responsibilities of the audit committee. A copy of the audit committee charter may be found at our website at www.greenfield.com.

AUDIT COMMITTEE REPORT

Our audit committee currently consists of Joel R. Mesznik (the committee chair), Charles W. Stryker and Joseph A. Ripp. Lise J. Buyer served on our audit committee from October 2006 to March 2007. All members of our audit committee meet the independence and experience requirements of the Nasdaq Global Market. Our board of directors has adopted a written charter for our audit committee, which can be found on our website at www.greenfield.com.

Our audit committee is responsible for overseeing our corporate accounting and financial reporting process. Among other matters, our audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; pre-approves the retention of the independent auditors to perform audit and non-audit services; monitors the rotation of partners of the independent auditors as required by law; reviews our consolidated financial statements; reviews our critical accounting policies and estimates; annually reviews our audit committee charter and the committee’s performance; reviews and approves the scope of the annual audit and the audit fee; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements.

Our audit committee met 10 times either in person or by telephone through fiscal year 2007. In the course of these meetings, our audit committee met with management, the internal auditors and our independent registered public accounting firm and reviewed the results of the internal and external audit examinations, evaluations of our internal controls and the overall quality of our financial reporting.

Our audit committee has reviewed the audited financial statements for the fiscal year ended December 31, 2007 with our management, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. Our audit committee has also discussed with our independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, and by the Sarbanes-Oxley Act of 2002, and it received and discussed with the independent registered public accounting firm their written independence letters as required by Independence Standards Board Standard No. 1. In connection with this review and discussion, our audit committee asked a number of follow-up questions of management and the independent registered public accounting firm to help give the committee comfort in connection with its review.

Based on these reviews and discussions, our audit committee recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

Submitted by the audit committee of the Board.

Joel R. Mesznik (the committee chair)
Charles W. Stryker
Joseph A. Ripp

The report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, and the Exchange (together, the “Acts”), except to the extent that we specifically incorporate such report by reference; and further, such report shall not otherwise be deemed filed under the Acts.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees, including: reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other senior officers; evaluating the performance of these officers in light of those goals and objectives; and setting compensation of these officers based on such evaluations. Our compensation committee also will administer the issuance of stock options and other awards under our stock and benefit plans. Our compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our compensation committee determines compensation for our non-employee directors. Our compensation committee currently consists of Messrs. Stryker (its committee chair), Manning and Ripp and Ms. Buyer. Our board has made a determination that all members of our compensation committee meet the applicable tests for independence under the applicable rules and regulations of the SEC, the Nasdaq Global Market and the Internal Revenue Service. The Board has adopted a charter governing the duties and responsibilities of our compensation committee. A copy of our compensation committee charter may be found at our website at www.greenfield.com.

Governance and Nominating Committee

Our governance and nominating committee establishes and oversees the process for identifying and evaluating nominees for directorships, including identification, interviewing and recruiting of board candidates. Our governance and nominating committee also reviews and makes recommendations regarding our corporate governance guidelines. Our governance and nominating committee currently consists of Ms. Buyer (its committee chair) and Messrs. Mesznik, Manning, Stryker and Ripp. Our Board has made a determination that all members of our governance and nominating committee meet the applicable tests for independence under the applicable rules and regulations of the SEC and the Nasdaq Global Market. Our Board has adopted a charter governing the duties and responsibilities of our governance and nominating committee. A copy of our governance and nominating committee charter can be found on our website at www.greenfield.com.

Process for Identifying and Evaluating Nominees

Our governance and nominating committee may employ a variety of methods for identifying and evaluating nominees for the Board. Our governance and nominating committee regularly assesses the size of the board, the need for particular expertise on the board, the upcoming election cycle of the board and whether any vacancies on the board are expected due to retirement or otherwise. In the event that vacancies are anticipated or arise, our governance and nominating committee considers various potential candidates for director which may come to our governance and nominating committee’s attention through current board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of our governance and nominating committee, and may be considered at any time during the year.

Our governance and nominating committee considers candidates recommended by stockholders when the nominations are properly submitted as described in “Consideration of Stockholder Nominees” below. Following verification of the stockholder status of persons proposing candidates, our governance and nominating committee will make an initial analysis of the qualifications of any candidate recommended by stockholders or others pursuant to the criteria summarized herein to determine whether the candidate is qualified for service on the board, before deciding to undertake a complete evaluation of the candidate. If a stockholder or professional search firm provides any materials in connection with the nomination of a director candidate, such materials will be forwarded to our governance and nominating committee as part of its review. If our governance and nominating committee determines that additional consideration is warranted, it may utilize a third-party search firm to gather additional information about the prospective nominee’s background and experience and to report its findings to our governance and nominating committee. Other than the verification of compliance with procedures and stockholder status, and the initial analysis performed by our governance and nominating committee, our governance and nominating committee will treat a potential candidate nominated by a stockholder like any other potential candidate during the evaluation process.

In evaluating a director candidate, our governance and nominating committee will review his or her qualifications, including capability, availability to serve, conflicts of interest, the candidate’s “independence” as defined by applicable law and regulation, and other relevant factors. In connection with the evaluation of a director candidate, our governance and nominating committee will determine whether to interview the prospective nominee, and if warranted, one or more members of our governance and nominating committee, and others as appropriate, will interview prospective nominees in person or by telephone. After completing this evaluation and interview, our governance and nominating committee will make a recommendation to the full Board as to the persons who should be nominated by the board, and the Board will determine the nominees after considering the recommendation of our governance and nominating committee.

Consideration of Stockholder Nominees.  Our governance and nominating committee considers director candidates recommended by stockholders. Candidates recommended by stockholders are evaluated on the same basis as are candidates recommended by our governance and nominating committee. Any stockholder wishing to nominate a candidate should provide the following information in a letter addressed to the Chairman of our governance and nominating committee in care of Greenfield’s General Counsel in accordance with the time deadlines set forth in our bylaws and applicable law: (i) the name and address of the stockholder recommending the person to be nominated; (ii) a representation that the stockholder is a holder of record of stock of Greenfield, including the number of shares held and the period of holding; (iii) a description of all arrangements or understandings between the stockholder and the recommended nominee; (iv) information as to any plans or proposals of the type required to be disclosed in Schedule 13D (e.g., plans involving acquisitions of Greenfield securities and/or plans involving a potential merger or change of control transaction) and any proposals that the nominee proposes to bring to the board of directors if so elected; (v) any other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the Securities Exchange Commission pursuant to the Exchange Act and (vi) the consent of the recommended nominee to serve as a director of Greenfield if so elected. Additional information may be requested to assist our governance and nominating committee in determining the eligibility of a proposed candidate to serve as a director. This may include requiring that a prospective nominee complete a director and officer questionnaire and provide any follow-up information requested. In addition, the notice must meet all other requirements contained our bylaws, if any.

In accordance with the Company’s Amended and Restated bylaws, in order for a stockholder to nominate a director, a stockholder’s notice of the person or persons the stockholder wishes to nominate as a director must be delivered to or mailed and received by the Company’s Corporate Secretary at its principal executive offices at 21 River Road, Wilton, CT 06897 not less than 90 days before the first anniversary date of the prior year’s annual meeting. However, if the Company’s next annual meeting date is more than 30 days before or after the anniversary, then proposals must be received no later than the close of business on the 10th day after (i) the day on which notice of the date of the next annual meeting was mailed or (ii) the day on which the meeting date is publicly announced, whichever occurs first.

Board Membership Criteria.  While there shall be no minimum qualifications for nominees to the Board, our governance and nominating committee considers the following factors in evaluating a director candidate:

•	the requisite characteristics (including independence, diversity, experience in industry, finance, administration and operations) of each candidate; and

•	the skills and expertise of the board’s current members, taking into account the overall operating efficiency of the board and its committees.

Committee Membership.  In its evaluations of potential board nominees, our governance and nominating committee takes into account that (i) each member of the audit committee must be financially literate, as such qualification is interpreted by the board in its business judgment, (ii) each member of our governance and nominating committee, the audit committee and the compensation committee must be independent within the meaning of rules for companies traded on the Nasdaq Global Market, (iii) each member of the audit committee must meet the independence standards set forth in Rule 10A-3 of the Exchange Act, and (iv) at least one member of the audit committee must be a person who satisfies the definition of an “audit committee financial expert” as set out in Item 407 of Regulation S-K.

Stockholder Communications

Any stockholder or interested party who wishes to communicate with the Board or any specific directors, including non-management directors, may write to:

Greenfield Online, Inc.
Board of Directors
c/o General Counsel
21 River Road
Wilton, CT 06897

The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication.” All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of the board or just certain specified individual directors. Our General Counsel shall make copies of all such letters and circulate them to the appropriate director or directors.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics applicable to our directors, executive officers, including our chief executive officer, chief financial officer and other officers performing similar functions, and employees, in accordance with applicable rules and regulations of the SEC and the Nasdaq Global Market. Our code of business conduct and ethics is provided on our website at www.greenfield.com. Stockholders may also request a free printed copy of our code of business conduct and ethics from:

Greenfield Online, Inc.
c/o Investor Relations
21 River Road
Wilton, CT 06897

The Company intends to disclose any amendments to the code of business conduct and ethics (other than technical, administrative or non-substantive amendments), and any waivers of a provision of the code of business conduct and ethics for directors or executive officers, on our corporate website at www.greenfield.com . Information on the Company’s website, however, does not form a part of this Information Statement.

We do not have a formal policy regarding the attendance of our board members at our annual stockholder meetings. We do encourage attendance and schedule regular meetings of the board and its committees on or about the day of our annual meetings. All of our directors were in attendance at the 2007 annual meeting of stockholders.

COMPENSATION OF DIRECTORS

Non-Employee Director Compensation

Our non-employee directors are compensated as follows. Each director receives an annual cash stipend of $16,000. The chairman of the audit committee receives an additional annual cash stipend of $10,000, and the chairmen of the compensation and governance and nominating committees each receive an additional annual cash stipend of $7,500. Each non-employee director receives a cash fee of $1,250 for each board and committee meeting they attend. In addition our non-employee directors will receive annual grants of equity incentives under our 2004 Equity Plan of 5,250 stock options. These grants will be made each year on the day of our annual stockholders meeting and will vest over the following four years; 25% on the first anniversary of the grant and 12.5% each six month period thereafter. Each non-employee director is entitled to be reimbursed the reasonable costs and expenses incurred in attending board meetings.

In April 2008, the compensation committee voted to increase the compensation received by our non-employee directors effective April 1, 2008 by increasing the annual cash stipend to $20,000, increasing the annual cash stipend received by the chairman of the audit committee to $12,500, increasing the annual cash stipend of all other committee chairmen to $10,000, increasing the cash meeting fee to $1,500 per meeting and providing that our non-employee directors will receive annual grants of equity incentives under our 2004 Equity Plan of 6,500 stock options. These grants will be made each year on the day of our annual stockholders meeting and will vest over the following four years; 25% on the first anniversary of the grant and 12.5% each six month period thereafter. Each non-employee director is still entitled to be reimbursed the reasonable costs and expenses incurred in attending board meetings.

The following table discloses the cash and equity awards earned by each of the Company’s non-employee directors during the last completed fiscal year.

Director Compensation

	Fees
	Earned or	Option
	Paid in	Awards	Total
Name	Cash ($)	($)(1)	($)

Lise J. Buyer	61,000	75,929	136,929
Burton J. Manning	38,500	11,798	50,298
Joel R. Mesznik	45,556	11,798	57,354
Joseph A. Ripp	58,500	12,761	71,261
Charles W. Stryker	73,319	14,368	87,687
Peter Sobiloff(2)	26,000	5,518	31,518

(1)	Reflects the dollar amount recognized for financial statement purposes for the fiscal year ended December 31, 2007 in accordance with SFAS 123(R), and thus includes amounts from awards granted in and prior to 2007. The full grant date fair value of the stock option awards granted in fiscal 2007 to each director, computed in accordance with SFAS 123(R) was $38,449. Assumptions used in the calculation of this amount are included in footnote 12 to the Company’s audited financial statements for the fiscal year ended December 31, 2007 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the directors. As of December 31, 2007, the aggregate number of shares underlying outstanding option awards for each non-employee director were: Ms. Buyer — 47,750 shares; Mr. Manning — 69,516 shares; Mr. Mesznik — 50,656 shares: Mr. Ripp — 12,750 shares; Mr. Stryker — 12,750 shares; Mr. Sobiloff — 42,905 shares.

(2)	Resigned from the Board effective December 31, 2007.

EXECUTIVE OFFICERS

The names, ages and positions of the executive officers of the Company are listed below along with their business experience during the past five years. No family relationships exist among any of the directors or executive officers of the Company.

Albert Angrisani.  See Mr. Angrisani’s biographical information above.

Robert E. Bies, 49, has served as our Chief Financial Officer since October 1999, Treasurer since December 1999 and Executive Vice President since August 2002. Prior to joining us, Mr. Bies was with The Janis Group, Inc., serving as Chief Financial Officer, Secretary and Treasurer between 1997 and 1999. Mr. Bies holds a B.S. summa cum laude from Long Island University and an M.B.A. with distinction from Hofstra University. Mr. Bies is a certified public accountant licensed in New York.

Jonathan A. Flatow, 47, has served as our Secretary since July 1999, as General Counsel since March 2000, as Vice President Corporate Development since May 2001 and as Chief Administrative Officer since February 2008. Prior to joining us, Mr. Flatow was a partner in the law firm of Wake, See, Dimes & Bryniczka, which he joined in 1986 as an associate. Mr. Flatow holds a B.A. from Franklin & Marshall College and a J.D. from Pace University School of Law.

Hugh O. Davis, 35, was a founder of Greenfield in 1994. He joined our predecessor Greenfield Consulting Group in September 1992. In January 2001, he was promoted to Chief Technology Officer, and in April 2005 he was promoted to Executive Vice President of Business Optimization, which is his current position. Mr. Davis holds a B.S. from Fairfield University.

Keith Price, 36, has served as our Executive Vice President of North American Sales and Operations since November 2006. From May 2005 to November 2006, Mr. Price served as our Senior Vice President of North American Sales, and from September 2001 to May 2005 as our Senior Vice President of Sales. From June 2000 to August 2001 Mr. Price served as Vice President of our FieldSource division, the predecessor to our current Internet survey solutions business. From October 1999 to May 2000 he served as Director, Client Development and launched our FieldSource division. From 1994 to 1999 he was with Survey Sampling, Inc., and most recently served as its Manager of Business Development. Mr. Price holds a B.A. from Providence College.

Andrew C. Ellis, 36, has served as our Senior Vice President of Asia since January 2007 and as our Senior Vice President of North American Operations from May 2005 to January 2007. Between July 2004 and May 2005 Mr. Ellis served as our Senior Vice President of Worldwide Operations. From February 2003 to December 2003, Mr. Ellis served as our Vice President of Client Development, and from January 2004 to July 2004, he served as our Vice President and General Manager of our East Division. From July 1996 to February 2003, Mr. Ellis was employed by Quick Test, Inc., most recently as its Vice President of Sales and Technology from January 2000 to February 2003. Mr. Ellis holds a B.A. from Creighton University.

David St. Pierre, 43, has served as our CTO since April 2005. From September 2003 to April 2005 Mr. St. Pierre served as president of Zaptose Technology LLC, an enterprise solutions consulting firm, which he founded. From June 2003 to December 1997 Mr. St. Pierre served as SVP of Engineering and Product Management of Engage, Inc. Mr. St. Pierre holds a Masters in Computer Science from Boston University and a B.A. from Holy Cross College.

Daniel Keller, 36, has served as Managing Director of Ciao GmbH since March 2007. From May 2005 to March 2007 he served as VP Technology and Operations for Ciao GmbH. In both positions he has been responsible for the product strategy, R&D, technology and all operations of the Ciao Comparison Shopping unit. From August 2000 to May 2005, Mr. Keller was leading the technology department building the technology, engineering and project management of AutoScout24 GmbH, the largest European online car marketplace. While at AutoScout24, Mr. Keller held the positions of CTO, Head of Development and Project Manager. Prior to August 2000, Mr. Keller worked in the BMW Group realizing technology projects in the manufacturing plants and the R&D center of BMW AG. Mr. Keller holds a Masters degree in computer science from FH Regensburg and a MBA in general management from University of Augsburg in combination with Katz Graduate School of Business, University of Pittsburgh with distinction.

Stephan Musikant, 38, has served as Managing Director, Ciao GmbH since March, 2007. From September 2004 to March 2007, he served as VP Media Sales for Ciao GmbH. From January 2002 until September 2004, Mr. Musikant served as Director Sales of eCircle AG, a leading European provider of Digital Solutions for Direct Marketing and from December 1999 to January 2002 as Territory Sales Manager Central Europe at DoubleClick, a leading global provider of online advertising solutions. Mr. Musikant holds a Diploma for Business Administration and Engineering from Munich University of Applied Sciences.

Nicolas Metzke, 41, has served as our Senior Vice President and Managing Director of Ciao GmbH from July 2006 through December 2007, as our Senior Vice President of Survey Completion from November 2005 to July 2006 and as our Senior Vice President European Panels from our acquisition of Ciao in April 2005 until November 2005. From January 2000 to April 2005, Mr. Metzke served as Managing Director of Ciao France SAS, where he was in charge of international expansion and the global panel operations for Ciao. Mr. Metzke graduated with Honors from the University of Mannheim, Germany. Mr. Metzke’s employment with us ended effective December 31, 2007.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Overview

The compensation committee of the Board currently consists of Charles W. Stryker (the committee chair), Lise J. Buyer, Burton J. Manning and Joseph A. Ripp. All members of our compensation committee meet the independence requirements of the Nasdaq Global Market. The Board has adopted a written charter for the compensation committee, which can be found on our website at www.greenfield.com.

The compensation committee, pursuant to its charter, reviews and recommends policies relating to compensation and benefits of our executives and employees, including: reviewing and approving corporate performance goals and objectives relevant to compensation of the chief executive officer and other executives; evaluating the performance of these executives in light of those goals and objectives; and setting compensation of these executives based on such evaluations. The compensation committee also administers the issuance of stock options and other equity awards under our stock and benefit plans.

Throughout this Information Statement, the individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2007, as well as the other individuals included in the Summary Compensation Table on page A-22, are referred to as the “named executive officers.”

Compensation Philosophy and Objectives

Our compensation philosophy is to provide employees with a competitive overall compensation package and the opportunity for outstanding performers to earn higher levels of compensation over the long-term when justified by performance. The key objectives of our executive compensation programs are to attract, motivate and retain executives who drive our success and industry leadership. The programs are designed to:

•	provide executives with competitive compensation that maintains a balance between cash and equity-based compensation and provides a portion of total compensation tied to our annual and long-term performance as well as to the creation of stockholder value;

•	differentiate levels of pay within the organization so that our top performers receive a highly competitive compensation package commensurate with their performance; and

•	encourage executives to act as owners.

The compensation committee’s guiding principle is to ensure that our compensation and benefits policies attract and retain the key employees necessary to support our growth and success, both operationally and strategically. This principle guides the design and administration of compensation and benefit programs for our named executive officers, other executives and general workforce. In determining compensation packages, the compensation committee, in collaboration with management and an independent consultant, Frederic W. Cook & Co., Inc., engaged by the compensation committee, seeks to use total cash compensation (salary plus annual cash bonus) to appropriately recognize each individual executive’s scope of responsibility, role in the organization, experience, performance and contribution. The compensation committee refers to external benchmarks as part of its due diligence in determining salary and target bonus amounts, including peer group companies and information provided by Frederic W. Cook & Co., Inc. The compensation committee attempts to use long-term equity-based incentive grants to align employee and stockholder interests, as well as to attract, retain and motivate employees and enable them to share in our long-term growth and success. When setting total compensation for each of the named executive officers, the compensation committee reviews information regarding the named executive’s compensation history with the Company.

Compensation Components and Processes

Annual Salary

Base salary is the foundation of our total compensation opportunity. It provides an element of compensation that is not at risk in order to avoid fluctuations in compensation that could distract the executives from the performance of their responsibilities and duties. The annual salary for our named executive officers is determined relative to job scope and responsibilities, past and current contributions and performance, compensation for similar positions at peer and other high-technology and Internet companies and other individual factors. The compensation committee seeks to reward performance in compensation decisions, and reviews salary adjustments in light of an individual employee’s performance relative to compensation levels among employees in similar positions within their defined talent pool.

The compensation committee reviews executive salaries annually to identify compensation practices for similar executive positions among other high-technology and Internet companies (our “Peer Group”). The selection of the Peer Group used to identify competitive market practices has been a thoughtful and deliberate process for the compensation committee and management. Consistent with its role to oversee the selection of Peer Group companies, the compensation committee engaged an independent, third-party consultant, Frederic W. Cook & Co., Inc., to identify possible peer companies. The consultant developed specific selection criteria, including industry segment, revenue, and market capitalization and applied the criteria to identify a preliminary list of companies. The consultant and the compensation committee reviewed the preliminary list of companies and mutually agreed upon a peer group for benchmarking. Our Peer Group for 2007 was:

2007 Peer Group

24/7 Real Media, Inc.	Harris Interactive, Inc.
Acxiom Corporation	InfoUSA.com, Inc.
Aptimus, Inc.	Jupitermedia Corporation
Arbitron, Inc.	Marchex, Inc.
Autobytel, Inc.	National Research Corporation
CoStar Group, Inc.	NetRatings, Inc.
Digitas, Inc.	SPSS, Inc.
Forrester Research, Inc.

For comparison purposes, the Company is positioned below the 25th percentile in terms of revenues, market capitalization and net income relative to the Peer Group.

The annual base salary for each our named executive officers for fiscal years ended December 31, 2007 and 2006 and the percentage increase was as follows:

	2006	2007		Percentage
Executive	Base Salary	Base Salary		Increase

Albert Angrisani(1)	$350,000	$500,000	(2)	43%
Robert E. Bies	$260,000	$280,000		8%
Stephan Musikant(3)	$126,000	$274,000	(4)	117%
Daniel Keller(3)	$138,000	$274,000	(4)	99%
Jonathan A. Flatow	$233,000	$250,000		7%
Nicolas Metzke	$227,000	$274,000	(5)	21%

(1)	The annual salary for our Chief Executive Officer in 2007 was established pursuant to a contract entered into between the Company and Mr. Angrisani in September of 2005 and amended on December 9, 2005 and April 23, 2007.

(2)	Represents an increase in base salary in consideration of Mr. Angrisani’s performance in 2006 and amendment of his employment agreement to relieve the Company of the obligation to provide him with a $7,500 per month lodging allowance and reimburse him at the rate of $400 per night for each night he resided in the Wilton, CT area above ten nights per month.

(3)	The annual salaries for Stephan Musikant and Daniel Keller, Managing Directors of Ciao GmbH, were established pursuant to Managing Director Agreements entered into between them and Ciao GmbH in January 2007.

(4)	2007 base salary represents an increase to €200,000 commensurate with a promotion to Managing Director of Ciao GmbH as of January 1, 2007. The amounts presented above represent the amounts paid in Euros converted into U.S. Dollars using the average exchange rate between the U.S. Dollar and the Euro in each of the years ended December 31, 2007 and 2006.

(5)	2007 base salary represents a full year at €200,000, the base salary paid to our Managing Directors in Europe in 2006 and 2007. The amounts presented above represent the amounts paid in Euros converted into U.S. Dollars using the average exchange rate between the U.S. Dollar and the Euro in each of the years ended December 31, 2007 and 2006.

Annual Cash Bonus for Named Executive Officers

The design of our annual executive bonus program is intended to reward achievement at specified levels of financial and individual performance. The compensation committee approved the 2007 Executive Compensation and Bonus Program (“ECBP”) in April of 2007. Each executive position has assigned target bonus levels, expressed as a percentages of 2007 base annual salary. The target bonus levels are competitive with target bonuses for similar positions reported by the independent, third-party consultant noted above. The bonus levels under the ECBP for each of our named executive officers for 2007 was as follows:

		2007 Bonus at	2007 Bonus at	2007 Bonus at
	2007 Base	Threshold Plan	Budget Plan	Excel Plan
Executive	Salary	Level	Level	Level
		(As a percentage of	(As a percentage of	(As a percentage of
		base salary)	base salary)	base salary)

Albert Angrisani	$500,000	25%	80%	100%
Robert E. Bies	$280,000	25%	50%	100%
Stephan Musikant(1)	$274,000	—	100%	200%
Daniel Keller(1)	$274,000	—	100%	200%
Jonathan A. Flatow	$250,000	25%	50%	100%
Nicolas Metzke(1)(2)	$274,000	25%	50%	100%

(1)	Base salaries for Messrs. Musikant, Keller and Metzke for 2007 were established in Euros, and these figures represent €200,000 converted into U.S. Dollars using the average exchange rate between the U.S. Dollar and the Euro in the year ended December 31, 2007.

(2)	Mr. Metzke’s employment with us ended effective December 31, 2007.

Three components comprise the fundamental architecture of the 2007 ECBP as it applied to Messrs. Angrisani, Bies, Flatow and Metzke:

•	two components relating to our financial performance, which includes (i) revenue and (ii) earnings before interest, tax, depreciation, amortization and stock based compensation (“ADJ. EBITDA”). With regard to the calculation of ADJ. EBITDA in determining the achievement of Corporate goals in 2007 the Compensation Committee determined to exclude approximately $1,352,000 of extraordinary expenses incurred in connection with such matters as the bifurcation of the Internet survey solutions and comparison shopping businesses in Europe, the costs associated with management changes in the European Internet survey solutions business, legal fees related to pending securities litigation and certain other expenses; and

•	one component relating to individual and organizational performance, which is a discretionary component that enables the compensation committee and CEO (or, in the case of the CEO, the compensation committee acting alone) to award a portion of the annual bonus based on each executive’s performance and contribution to the Company during the fiscal year. Individual performance goals were established by the CEO (with the exception of the CEO’s performance goals, which were established by the compensation committee) and were designed to provide executives with incentives to contribute to the Company’s short and long term strategic goals that could not be expressed in quantifiable economic terms. These goals could be modified over the course of the fiscal year.

The ECBP measured executive performance based on the two financial components described above as they related to either: the Company as a whole, our North American Internet survey solutions segment, or our Ciao Internet survey solutions segment. Each of the components was assigned a weighting as follows in determining amounts payable under the ECBP: 42.5% based on achievement of corporate or business unit revenue objectives, 42.5% based on achievement of ADJ. EBITDA objectives, and 15% based on the achievement of personal goals relating to individual and organizational performance.

For Messrs. Musikant and Keller annual cash bonus potential was determined in their contract relative to the ADJ EBITDA performance of our Ciao Comparison Shopping segment over its ADJ. EBITDA performance in 2006.

The corporate or operating segment performance against which each named executive officer was measured is set forth below:

Corporate or Segment
Performance Against
which ECBP was
Executive	Measured

Albert Angrisani	Corporate
Robert E. Bies	Corporate
Stephan Musikant	Ciao Comparison Shopping
Daniel Keller	Ciao Comparison Shopping
Jonathan A. Flatow	Corporate
Nicolas Metzke	Ciao Internet Survey Solutions

The Company or business unit performance level achieved was measured against performance targets, referred to as Bonus Plan Levels. The bonus attributable to each financial metric (Revenue and ADJ. EBITDA) was calculated based on the performance of that metric, however, if any financial performance measure falls below the lowest Bonus Plan Level, no bonuses would be due. In such an event, the compensation committee and the CEO jointly (or in the case of the CEO the compensation committee acting alone) could determine to award discretionary bonuses. Between the Bonus Plan Levels called “Threshold” and “Budget”, an executive’s bonus could scale linearly from 25% of base salary to 50% of base salary, and in the case of Mr. Angrisani, our CEO, from 25% of base salary to 80% of base salary. Above the “Budget” level were a series of “Excel” levels. Bonus achievement at these levels was subject to a cliff (or “hurdle”), so that the bonus earned was dependent on the full achievement of that Bonus Plan Level and did not scale linearly between these levels. The Bonus Plan Levels and the percentage of an executive’s base salary that could be awarded as a bonus if all financial performance measures and personal goals were met, were as follows:

CEO: Mr. Angrisani

	25%	80%	85%	90%	100%	Actual 2007
% of Base Salary	(Threshold)	(Budget)	(Excel)	(Excel)	(Excel)	Results

Revenue	$112mm	$115mm	$117.50mm	$120mm	$122.5mm	$129.0mm
ADJ EBITDA	$32,267,500	$33,035,000	$33,802,500	$34,350,472	$35,914,601	$34,724,000	(1)
	Linear from 25% to 80%		These levels are cliffs

(1)	The Compensation Committee excluded approximately $1,352,000 of extraordinary expenses incurred in connection with such matters as the bifurcation of the Internet survey solutions and comparison shopping businesses in Europe, the costs associated with management changes in the European Internet survey solutions business, legal fees related to pending securities litigation and certain other expenses in determining the calculation of ADJ. EBITDA used to determine the achievement of Corporate goals in 2007.

The compensation committee determined that Mr. Angrisani had achieved all of his personal goals and was entitled to a bonus of 15% of his base salary ($75,000) for such achievement. The compensation committee determined that the corporation’s 2007 financial performance exceeded the highest Excel Bonus Plan level under the ECBP for revenue, and that the ADJ. EBITDA exceeded the 90% Excel Bonus Plan level entitling Mr. Angrisani to bonuses of $212,500 and $191,250, respectively for a total bonus of $478,750.

Corporate: Messrs. Bies and Flatow

	25%	50%	75%	90%	100%	Actual 2007
% of Base Salary	(Threshold)	(Budget)	(Excel)	(Excel)	(Excel)	Results

Revenue	$112mm	$115mm	$117.50mm	$120mm	$122.5mm	$129.0mm
ADJ EBITDA	$32,267,500	$33,035,000	$33,802,500	$34,350,472	$35,914,601	$34,724,000	(1)
	Linear from 25% to 50%		These levels are cliffs

(1)	The Compensation Committee excluded approximately $1,352,000 of extraordinary expenses incurred in connection with such matters as the bifurcation of the Internet survey solutions and comparison shopping businesses in Europe, the costs associated with management changes in the European Internet survey solutions business, legal fees related to pending securities litigation and certain other expenses in determining the calculation of ADJ. EBITDA used to determine the achievement of Corporate goals in 2007.

The compensation committee determined, with input from the CEO, that Mr. Bies had achieved all of his personal goals and was entitled to a bonus of 15% of his base salary ($42,000) for such achievement. The compensation committee determined that the corporation’s 2007 financial performance exceeded the highest Excel Bonus Plan level under the ECBP for revenue, and that the ADJ. EBITDA exceeded the 90% Excel Bonus Plan level entitling Mr. Bies to bonuses of $119,000 and $107,100, respectively for a total bonus of $268,100.

The compensation committee determined, with input from the CEO, that Mr. Flatow had achieved all of his personal goals and was entitled to a bonus of 15% of his base salary ($37,500) for such achievement. The compensation committee determined that the corporation’s 2007 financial performance exceeded the highest Excel Bonus Plan level under the ECBP for revenue, and that the ADJ. EBITDA exceeded the 90% Excel Bonus Plan level entitling Mr. Flatow to bonuses of $106,250 and $95,625, respectively for a total bonus of $239,375.

Ciao Internet Survey Solutions: Mr. Metzke

	25%	50%	75%	100%%
% of Base Salary	(Threshold)	(Budget)	(Excel)	(Excel)

Revenue	$21,800,000	$22,400,000	$22,900,000	$23,400,000
ADJ EBITDA	$2,280,000	$2,420,000	$2,544,168	$2,668,336
	Linear from 25% to 50%		These levels are cliffs

Mr. Metzke’s employment with us ended on December 31, 2007. The compensation committee determined that Mr. Metzke earned portions of his quarterly bonuses for the first and second quarter of 2007. Any remaining 2007 bonus obligations that the Company may have had with regard to Mr. Metzke, were resolved in a settlement agreement between the Company and Mr. Metzke.

Pursuant to their contracts, Messrs. Musikant and Keller were each eligible to receive a cash bonus equal to the amount of ADJ. EBITDA earned by the Ciao Comparison Shopping segment over $10,000,000 multiplied by .0454546. No additional bonus would be due on ADJ. EBITDA over $21,000,000, and in no event could their bonuses be in excess of $500,000. The Compensation Committee determined that the ADJ. EBITDA of the comparison shopping segment was approximately $19,025,000, which resulted in bonus payments to Messrs. Musikant and Keller of $410,249 each, using the Euro-U.S. Dollar conversion rate in existence at the time such bonuses were approved of 1.4636 U.S. Dollars to 1 Euro.

At the end of each quarter, the compensation committee met to determine the quarterly portion of the executive’s Annual Bonus earned by and payable to the executives, including any portion based on personal goals as determined by the CEO. Assuming all personal goals were achieved, executives could earn quarterly bonuses up to 12%, 10% and 22% of their base salaries in the first, second and third quarters, respectively provided that quarterly bonus targets for revenue and ADJ. EBITDA were achieved on a quarterly and year to date basis. All quarterly payments would be a deduction against the full annual bonus.

Long-Term Equity Compensation

We grant non-qualified stock options at an exercise price equal to the fair market value of our common stock on the date of the grant. The stock option grants to our executives generally vest over four years according to the following schedule: 25% of the shares subject to each option grant vest on the first anniversary of the date of grant, and 12.5% of the shares subject to the option vest each six months after the first anniversary. The design of the stock option program helps to reduce executive and employee turnover, to retain the knowledge and skills of our valued executives and employees and align managements’ interests with the interests of our stockholders.

As of December 28, 2005 we accelerated the vesting of certain of our then unvested “out-of-the money” stock options outstanding under the Company’s 1999 Amended and Restated Stock Option Plan and our 2004 Equity Plan, with exercise prices equal to or greater than $13.00 per share. Options held by non-employee directors were not subject to this accelerated vesting.

Options to purchase approximately 1.3 million shares of common stock, representing approximately 5% of then current shares outstanding, were subject to this acceleration. Of the accelerated options, approximately 236,000, or 17%, were held by executive officers. The number of shares granted and exercise prices of the options subject to the acceleration were unchanged. As a condition of acceleration, and in order to avoid granting any unintended personal benefits, the Company imposed transfer restrictions on shares of stock received through the exercise of accelerated options (other than shares necessary to pay taxes associated with the exercise), restricting the sale of these shares until the original vesting date of the option.

The decision to accelerate the vesting of these options was made primarily to reduce compensation expense that might be recorded in future periods following our adoption of Financial Accounting Standards Board Statement No. 123, “Share Based Payment (revised 2004)” (“FAS 123(R)”), which the compensation committee, audit committee and Board believed to be in the best interest of stockholders. The compensation committee took this acceleration into consideration, together with the transfer restrictions described above, when reviewing potential equity grants to our named executive officers.

We grant stock options to certain of our employees. We believe that this practice is integral to our success, enabling us to attract and retain a highly talented employee population, and enabling clear employee focus on building stockholder value. The compensation committee has analyzed the advisability of granting stock awards versus stock options as long term equity incentives. The compensation committee has determined that because we are an Internet based growth company, our management should receive long term equity incentives which accrue value as and when our share price increases, as is the case with stock options, rather than equity incentives which convey a value even in the absence in the growth of our stock price, as is the case with stock grants. For new employees in positions that management and the compensation committee deem to be significant and for which we need to provide inducements to qualified candidates to fill, we generally offer grants of options which will be granted on the day the employee starts work, with the exercise price being the closing sale price of our common stock on that date. We typically award stock option grants to executives following the end of the fiscal year on or around the date of our Annual Meeting of Stockholders. On June 8, 2007, the compensation committee and our board reviewed the analyses and recommendations for stock option grants provided by management and granted stock options to certain employees and executives. In reviewing the recommended grants, the compensation committee considered each executive’s performance and contribution during the fiscal year, analyses reflecting the value delivered and competitive practices as reviewed by Frederic W. Cook & Co., Inc. In reviewing a potential option grant to our Chief Executive Officer, the compensation committee determined that Mr. Angrisani had sufficient long term equity compensation available as a result of the option grants awarded to him in September, October and November 2005 and January 2006. On June 8, 2007 the following options were granted to the named executive officers shown below:

Options
Executive	Granted

Robert E. Bies	20,000
Stephan Musikant	20,000
Daniel Keller	20,000
Jonathan A. Flatow	20,000
Nicolas Metzke	20,000

Benefits

The compensation committee oversees the design, implementation and administration of all company-wide benefit programs. We maintain a relatively egalitarian offering of benefit programs with a limited number of additional benefit programs available to certain executives, including additional disability and life insurance. The amount payable to our named executive officers is set forth in the “All Other Compensation” column of the Summary Compensation Table show on page A-22.

Policy on Deductibility of Named Executive Officer Compensation

In evaluating compensation program alternatives, the compensation committee considers the potential impact on us of Section 162(m) of the Internal Revenue Code (the “Tax Code”). Section 162(m) eliminates the deductibility of compensation over $1 million paid to the named executive officers, excluding “performance-based compensation.” Compensation programs generally will qualify as performance-based if (1) compensation is based on pre-established objective performance targets, (2) the programs’ material features have been approved by stockholders, and (3) there is no discretion to increase payments after the performance targets have been established for the performance period.

The compensation committee endeavors to maximize deductibility of compensation under Section 162(m) of the Tax Code to the extent practicable while maintaining a competitive, performance-based compensation program. However, tax consequences, including but not limited to tax deductibility, are subject to many factors (such as changes in the tax laws and regulations or interpretations thereof and the timing and nature of various decisions by officers regarding stock option exercises) that are beyond the control of either the compensation committee or us. In addition, the compensation committee believes that it is important for it to retain maximum flexibility in designing compensation programs that meet its stated objectives and fit within the compensation committee’s guiding principles. For all of the foregoing reasons, the compensation committee, while considering tax deductibility as one of its factors in determining compensation, will not limit compensation to those levels or types of compensation that will be deductible.

COMPENSATION COMMITTEE REPORT

The compensation committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in our 2007 Annual Report on Form 10-K and in this Proxy Statement.(1)

THE COMPENSATION COMMITTEE

Charles W. Stryker (the committee chair)
Lise J. Buyer
Burton J. Manning
Joseph A. Ripp

(1)	This reference to the Proxy Statement filed April 23, 2008.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Ms. Buyer and Messrs. Stryker (its committee chair), Manning and Ripp. During 2007 none of the Company’s executive officers served as a member of a compensation committee or board of directors of any other entity which had an executive officer serving as a member of the Board.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal years ended December 31, 2007 and 2006.

					Non-Equity
				Option	Incentive Plan	All Other
Name and		Salary	Bonus	Awards	Compensation	Compensation		Total
Principal Position	Year	($)	($)	($)(1)	($)(2)	($)		($)

Albert Angrisani	2007	500,000	—	1,432,380	478,750	6,188	(4)	2,417,318
President and	2006	350,000	150,000 (3)	1,432,424	560,000	115,749	(5)	2,608,173
Chief Executive Officer
Robert E. Bies	2007	280,000	—	118,377	268,100	11,770	(6)	678,247
Executive Vice	2006	260,000	—	94,543	182,000	11,843	(7)	548,386
President, Chief Financial Officer and Treasurer
Stephan Musikant	2007	274,148	—	55,028	410,249	17,254	(8)	756,679
Managing Director of	2006	125,622	—	28,901	218,432	13,696	(9)	386,651
Ciao GmbH
Daniel Keller	2007	274,148	—	55,028	410,249	12,373	(10)	751,798
Managing Director of	2006	138,184	—	28,901	205,869	11,339	(11)	384,293
Ciao GmbH
Jonathan A. Flatow	2007	250,000	—	118,377	239,375	9,181	(12)	616,933
Chief Administrative	2006	233,000	—	94,543	163,100	9,016	(13)	499,659
Officer, General Counsel and Secretary
Nicolas Metzke	2007	274,148	—	57,749	54,830	347,071	(14)	733,798
Former Managing	2006	227,977	—	67,529	91,239	11,306	(15)	398,051
Director of Ciao Surveys GmbH

(1)	The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123(R) of stock option awards pursuant to the 2004 Equity Incentive Plan and thus include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in footnote 12 to the Company’s audited financial statements for the fiscal year ended December 31, 2007 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers. Information regarding the stock options granted to our named executive officers during 2007 is set forth in the Grants of Plan-Based Awards Table. The Grants of Plan-Based Awards Table also sets forth the aggregate grant date fair value of the stock options granted during 2007 computed in accordance with SFAS 123(R).

(2)	The amounts in this column reflect the amounts earned by the named executive officers under the ECBP discussed in detail in the Compensation, Discussion and Analysis section above under the heading, “Annual Cash Bonus for Named Executive Officers”.

(3)	Represents a $150,000 signing bonus paid to Mr. Angrisani on or about January 3, 2006, in accordance with the terms of his employment agreement with the Company.

(4)	Represents $6,118 of life and disability insurance premiums paid by the Company and $70 related to the gross-up of a service award.

(5)	Represents $2,549 of life and disability insurance premiums paid by the Company and $113,200 of temporary living allowance paid by the Company pursuant to Mr. Angrisani’s employment agreement with the Company.

(6)	Represents a $3,100 matching contribution made by the Company to Mr. Bies’ 401(K) plan and $8,670 of life insurance and disability insurance premiums paid by the Company or reimbursed to Mr. Bies.

(7)	Represents a $3,000 matching contribution made by the Company to Mr. Bies’ 401(K) plan and $8,843 of life insurance and disability insurance premiums paid by the Company or reimbursed to Mr. Bies.

(8)	Represents $17,062 of auto allowances and $192 related to meal allowances.

(9)	Represents $13,520 of auto allowances and $176 related to meal allowances.

(10)	Represents $12,181 of auto allowances and $192 related to meal allowances.

(11)	Represents $11,163 of auto allowances and $176 related to meal allowances.

(12)	Represents a $3,100 matching contribution made by the Company to Mr. Flatow’s 401(K) plan and $6,081 of life insurance and disability insurance premiums paid by the Company or reimbursed to Mr. Flatow.

(13)	Represents a $3,000 matching contribution made by the Company to Mr. Flatow’s 401(K) plan and $6,016 of life insurance and disability insurance premiums paid by the Company or reimbursed to Mr. Flatow.

(14)	Represents $338,847 related to severance payments and $8,224 of auto allowance. Mr. Metzke’s employment with us ended on December 31, 2007.

(15)	Represents $3,769 related to temporary living allowance paid by the Company pursuant to Mr. Metzke’s employment agreement with the Company and an auto allowance of $7,537.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the named executive officers in 2007.

GRANTS OF PLAN-BASED AWARDS

					All Other
			Estimated Future		Option		Grant
			Payouts Under		Awards:	Exercise or	Date Fair
			Non-Equity		Number of	Base	Value of
			Incentive Plan		Securities	Price of	Stock and
			Awards(1)		Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)(2)	($/Sh)(3)	($)(4)

Albert Angrisani	4/23/07	125,000	400,000	500,000
Robert E. Bies	4/23/07	70,000	140,000	280,000
	6/8/07				20,000	15.54	146,472
Stephan Musikant	1/31/07	—	250,000	500,000
	6/8/07				20,000	15.54	146,472
Daniel Keller	1/31/07	—	250,000	500,000
	6/8/07				20,000	15.54	146,472
Jonathan A. Flatow	4/23/07	62,500	125,000	250,000
	6/8/07				20,000	15.54	146,472
Nicolas Metzke	4/23/07	68,500	137,000	274,000
	6/8/07				20,000	15.54	146,472

(1)	These columns show what the potential payout for each named executive officer was under the Executive Compensation and Bonus Program (“ECBP”) in 2007, if the threshold, target, or maximum goals were satisfied for all performance measures. These are referred to as Bonus Plan Levels under the ECBP. The terms of the ECBP are discussed in detail in the Compensation Discussion and Analysis under the heading “Annual Cash Bonus for Named Executive Officers”.

(2)	This column shows the number of stock options granted in 2007 to the named executive officers under the Company’s Amended 2004 Equity Incentive Plan. Please refer to the information set forth in the Compensation Discussion and Analysis under the heading “Long-Term Equity Compensation”.

(3)	This column shows the exercise price for the stock options granted, which was the closing price of the Company’s stock on the grant date indicated.

(4)	This column shows the full grant date fair value of stock option grants under SFAS 123(R). Assumptions used in the calculation of this amount are included in footnote 12 to the Company’s audited financial statements for the fiscal year ended December 31, 2007 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008. The amounts reflect the Company’s accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

The following table provides information on the holdings of stock option awards to the named executive officers as of December 31, 2007. This table includes unexercised and unvested option awards. Each stock option grant is shown separately for each named executive officer. The option exercise price shown below reflects the closing market prices of the Company’s stock on the date of the grant. For additional information about the stock option awards, see the description of equity incentive compensation in the Compensation Discussion and Analysis. The vesting schedule for each grant is noted and is based on the stock option grant date. If no vesting schedule is noted, then those stock options are fully vested.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards
			Number of	Number of
			Securities	Securities
			Underlying	Underlying	Option
			Unexercised	Unexercised	Exercise	Option
	Option Grant		Options (#)	Options (#)	Price	Expiration
Name	Date		Exercisable	Unexercisable	($/Sh)	Date

Albert Angrisani	9/28/2005	(1)	161,249	143,751	7.44	9/28/2012
	10/31/2005	(2)	159,656	77,144	5.02	10/31/2012
	11/30/2005	(3)	137,850	49,650	5.07	11/30/2012
	1/3/2006	(4)	136,363	51,137	5.93	1/3/2013
Robert E. Bies	11/6/1999		6,179	—	17.08	11/6/2009
	10/25/2000		300	—	106.82	10/25/2010
	5/7/2001		18,475	—	0.42	5/7/2011
	10/15/2003		17,858	—	2.66	10/15/2013
	5/10/2005	(6),(7)	30,000	—	14.99	5/10/2012
	2/27/2006	(5),(8)	30,000	50,000	7.04	2/27/2013
	6/8/2007	(5),(8)	—	20,000	15.54	6/8/2014
Stephan Musikant	6/3/2005	(6),(7)	20,000	—	13.75	6/3/2012
	2/27/2006	(5),(8)	—	25,000	7.04	2/27/2013
	6/8/2007	(5),(8)	—	20,000	15.54	6/8/2014
Daniel Keller	6/3/2005	(6),(7)	20,000	—	13.75	6/3/2012
	2/27/2006	(5),(8)	—	25,000	7.04	2/27/2013
	6/8/2007	(5),(8)	—	20,000	15.54	6/8/2014
Jonathan A. Flatow	2/11/2000		3,000	—	29.40	2/11/2010
	7/26/2000		3,000	—	168.84	2/11/2010
	10/15/2003	(5)	2,233	—	2.66	10/15/2013
	5/10/2005	(6),(7)	30,000	—	14.99	5/10/2012
	2/27/2006	(5),(8)	30,000	50,000	7.04	2/27/2013
	6/8/2007	(5),(8)	—	20,000	15.54	6/8/2014
Nicolas Metzke	5/10/2005	(5)	50,000	—	14.99	3/31/2008

(1)	These options vest ratably over a 36 month period beginning with the grant date and for the following 35 months on the monthly anniversary of the date of grant, with the final month including any fractional share balance. In addition 50% of the unvested portion of these options will accelerate and become vested if Mr. Angrisani is terminated without cause or resigns for good reason.

(2)	These options vest ratably over a 35 month period beginning with the grant date and for the following 34 months on the monthly anniversary of the date of grant, with the final month including any fractional share balance. In addition 50% of the unvested portion of these options will accelerate and become vested if Mr. Angrisani is terminated without cause or resigns for good reason.

(3)	These options vest ratably over a 34 month period beginning with the grant date and for the following 33 months on the monthly anniversary of the date of grant, with the final month including any fractional share balance. In addition 50% of the unvested portion of these options will accelerate and become vested if Mr. Angrisani is terminated without cause or resigns for good reason.

(4)	These options vest ratably over a 33 month period beginning with the grant date and for the following 32 months on the monthly anniversary of the date of grant, with the final month including any fractional share balance. In addition 50% of the unvested portion of these options will accelerate and become vested if Mr. Angrisani is terminated without cause or resigns for good reason.

(5)	These options are subject to the Company’s customary vesting schedule: 25% vest on the anniversary of the date of grant and 12.5% vest on each subsequent 6 month anniversary.

(6)	When granted these options were subject to the following vesting schedule: 25% vested on December 31, 2005, and 12.5% vested each 6 months thereafter.

(7)	On December 28, 2005, our audit committee and Board voted to accelerate these options, so that they became fully vested. As a condition of acceleration, and in order to avoid granting any unintended personal benefits, the Company imposed transfer restrictions on shares of stock received through the exercise of accelerated options (other than shares necessary to pay taxes associated with the exercise), restricting the sale of these shares until the original vesting date of the option. See additional discussion of this option acceleration in our Compensation Discussion and Analysis under the section heading “Long Term Equity Compensation” on page A-20.

(8)	These options are also subject to “double trigger” acceleration of vesting provisions where vesting of all or any portion of these options shall accelerate in the event of a termination of executive’s employment by the Company without cause or executive’s resignation for good reason, in each case which occurs as a result of or within twelve (12) months after a change in control.

2007 FISCAL YEAR-END OPTION VALUES

The table below shows the total value of both vested and unvested in-the-money stock options for each named executive officer as of the end of fiscal 2007. Value is calculated as the difference between the aggregate exercise price of the options and the aggregate market value of the shares of underlying Shares as of the close of trading on December 31, 2007, the last trading day of our fiscal year end. The closing market price of Shares on December 31, 2007 was $14.61. There is no guarantee that, if and when these options are exercised, they will have this value.

	Vested	Unvested
Name	($)	($)

Albert Angrisani	5,185,976	2,688,036
Robert E. Bies	702,663	378,500
Stephan Musikant	17,200	189,250
Daniel Keller	17,200	189,250
Jonathan A. Flatow	253,784	378,500
Nicolas Metzke	—	—

OPTIONS EXERCISES AND STOCK VESTED IN FISCAL 2007

The following table provides information regarding stock options exercised by our named executive officers during 2007. Value realized is calculated by subtracting the aggregate exercise price of options exercised from the aggregate market value of the Shares acquired on the date of exercise.

	Option Awards
	Number of
	Shares	Value
	Acquired on	Realized on
	Exercise	Exercise
Name	(#)	($)

Albert Angrisani	333,200	2,988,068
Robert E. Bies	—	—
Stephan Musikant	15,000	121,807
Daniel Keller	15,000	121,785
Jonathan A. Flatow	27,622	369,903
Nicolas Metzke	36,250	263,978

Pension Benefits And Nonqualified Deferred Compensation

The Company does not maintain any pension plans or nonqualified deferred compensation plans or programs.

Employment Agreements, Change of Control Provisions and Potential Payments Upon Termination or Change of Control

Employment Agreement with Albert Angrisani

In September 2005, we entered into an employment agreement with Albert Angrisani, our President and Chief Executive Officer. This agreement was amended on December 9, 2005 and on April 23, 2007. As amended to date, the agreement provides for an annual base salary of $500,000 or such higher salary as our compensation committee may determine. In addition Mr. Angrisani’s employment agreement provides that:

•	In the event that we terminate Mr. Angrisani’s employment without cause or Mr. Angrisani resigns for good reason, we are obligated to pay Mr. Angrisani 200% of the sum of his base compensation in effect as of the date of termination and any performance bonus paid or payable for the fiscal year prior to the year of termination (the “Severance Payment”), 50% of such amount to be paid in a lump sum within thirty (30) days after the date of termination or resignation and the balance in a lump sum on the one-year anniversary of the expiration or termination of Mr. Angrisani’s employment.

•	In the event that Mr. Angrisani’s terminates his employment without good reason, we are obligated to pay Mr. Angrisani $350,000 in 12 equal installments. All such payments will be subject to Mr. Angrisani’s continuing compliance with his non-competition obligations described below.

•	In the event of a change of control all options granted to Mr. Angrisani under his employment agreement will immediately accelerate and become vested and exercisable.

•	A non-competition provision whereby Mr. Angrisani agrees that during his employment and for a period of one year after its termination, provided that we do not terminate Mr. Angrisani’s employment without cause, or Mr. Angrisani does not resign for good reason, Mr. Angrisani will not engage in a competitive business. The agreement also provides that Mr. Angrisani will not engage in a competitive business if he is entitled to the Severance Payment and such payment is made timely, or if he is not entitled to the Severance Payment, at our option we can give Mr. Angrisani notice of our desire to enforce the non-competition provision for one year after the end of his employment if we pay Mr. Angrisani 50% of the Severance Payment in 12 equal installments.

•	A one year post termination prohibition against Mr. Angrisani from soliciting or hiring our employees, interfering with our relationships with our employees or soliciting our customers on behalf of a competing business.

•	Mr. Angrisani’s receipt of Severance Payments is conditioned on his compliance with the non-competition and non-solicitation provisions described above and the delivery of a general release in a form reasonably acceptable to the Board.

  Employment Agreements with Robert E. Bies and Jonathan A. Flatow

We have entered into employment agreements with each of the named executive officers listed above. Each of these agreements contains no specific term of employment and may be terminated by either us or the executive officer at any time with or without cause.

In addition, each of the agreements with Messrs. Bies and Flatow:

•	prohibits the named executive officer, during his employment with us and for a period of five years thereafter from disclosing confidential information.

•	requires the executive officer to transfer to us any inventions he develops during his employment with us.

•	prohibits the executive officer from competing with us, disparaging us or hiring our employees for a period of one year after their termination.

•	provides for payment of 12 months’ base salary plus a pro rata portion of the annual bonus to which the executive officer would have been entitled under our performance-based bonus program in the year in which a termination occurs if we terminate the executive officer without cause or if the executive officer resigns for good reason.

•	provides that, if we terminate the executive officer upon a change of control or within one year after a change of control without cause, or if he resigns for good reason within one year after a change of control, we will pay his base salary for 18 months in monthly installments and pay him a fixed bonus of three months’ salary in one lump sum plus any unvested stock options or other equity-based incentive awards will become immediately vested and remain exercisable for 12 months from such termination date.

•	Messrs. Bies and Flatow’s receipt of Severance Payments is conditioned on their compliance with the non-competition and non-solicitation provisions described above.

Employment Agreements with Stephan Musikant and Daniel Keller

We have entered into employment agreements with each of the named executive officers listed above. Each of these agreements terminates on December 31, 2009, but shall be extended automatically for an indefinite period and may be terminated by either us or the executive officer at any time with or without cause after providing at least 12 months’ notice as of the end of a calendar month. We cannot terminate these contracts with effect prior to December 31, 2009 without cause.

In addition, each of the agreements with Messrs. Musikant and Keller:

•	prohibits the named executive officer, during the employment term from disclosing our confidential information.

•	requires the executive officer to transfer to us any inventions he develops during the employment period.

•	prohibits the executive officer from competing with us during the employment period.

•	provides that the Company enter into a Sale Bonus Agreement wherein the Company agrees to pay the executive, upon a sale of the Company or a sale of the Comparison Shopping business, a sale bonus equal to 1.5% of the amount of net sales proceeds from or attributable to the sale of the Comparison Shopping business that exceeds $90,000,000, but in no event more than $1,500,000. The Sale Bonus Agreement expires on the earlier of: December 31, 2009, provided a sale agreement has not been executed and delivered on or before that date; September 10, 2010, provided a closing of a sale has not taken place on or before this date and a sale agreement was executed and delivered on or before December 31, 2009; the date on which the Company terminates the executive’s employment for any reason; or, the date on which the executive terminates his employment for any reason.

•	provides that, if we terminate the executive officer upon a change of control or within one year after a change of control without cause, or if he resigns for good reason within one year after a change of control, we will pay a special bonus to be calculated as defined in the agreement, but in no event shall such special bonus exceed $1.5 million.

•	Messrs. Musikant and Keller’s receipt of payments after a termination without cause is conditioned on their compliance with the non-competition provisions described above.

Settlement Agreement with Nicolas Metzke

We have entered into a settlement agreement with Nicolas Metzke effective December 31, 2007. The settlement agreement:

•	prohibits the named executive officer, for a period of one year from disclosing confidential information.

•	prohibits the executive officer from competing with us, disparaging us or hiring our employees for a period of one year after termination.

•	provides for a lump sum severance payment of Euro 193,000 (approximately $284,000) to be paid in March 2008.

•	provides for monthly non-compete payments of Euro 4,333.33 for a period of one year totaling Euro 52,000 (approximately $77,000).

•	Receipt of severance and non-competition payments are conditioned on compliance with the non-competition and non-solicitation provisions described above.

The termination table for each named executive officer below assumes that termination occurs on December 31, 2007 for each event. The closing price of the Company’s common stock as of December 31, 2007 ($14.61) was used to calculate equity values under the termination scenarios. We do not have a defined benefit plan, and as a result, these tables do not present a scenario based on a retirement event.

Albert Angrisani, President and Chief Executive Officer
Termination Scenario
Termination
Without Cause or
					Termination		Resignation for
	Voluntary		Resignation for		Without		Good Reason Post
	Termination on		Good Reason on		Cause on		Change-in-Control on
	12/31/07		12/31/07		12/31/07		12/31/07		Death	Disability
Compensation Components	($)		($)		($)		($)		($)	($)

Severance	350,000	(1)	2,120,000	(2)	2,120,000	(2)	2,120,000	(2)	—	125,000	(3)
Equity Acceleration	—		1,344,018	(4)	1,344,018	(4)	2,688,036	(5)	—	—

(1)	Pursuant to the terms of his employment agreement, Mr. Angrisani is entitled to severance payments in the event that he terminates his employment without good reason. The amount of such payment is $350,000, and must be paid in 12 equal monthly installments.

(2)	Pursuant to the terms of his employment agreement, Mr. Angrisani is entitled to severance payments in the event that the Company terminates his employment without cause or he terminates his employment with good reason, including upon a change of control. The amount of such payment is based on 200% of the sum of (i) Mr. Angrisani’s base compensation in effect at the time of the termination or resignation and (ii) any (2) performance bonus paid or payable to Mr. Angrisani for the fiscal year preceding the year of the termination or resignation. In 2007, Mr. Angrisani’s base compensation was $500,000 and his performance bonus for 2006 was $560,000.

(3)	Pursuant to the terms of his employment agreement, Mr. Angrisani is entitled to receive his base compensation between the date of his disability and the date that payments under the Company’s long term disability policy begin. Under the Company’s long term disability policy, payments begin 13 weeks after disability.

(4)	Pursuant to the terms of his employment agreement, Mr. Angrisani is entitled to acceleration of 50% of his then unvested options in the event that the Company terminates his employment without cause or he terminates his employment with good reason, prior to a change in control. These options remain exercisable for 6 months from the date of termination or 7 years from the date of grant whichever is sooner.

(5)	Pursuant to the terms of his employment agreement, Mr. Angrisani is entitled to acceleration of 100% of his then unvested options in the event of a change in control. These options remain exercisable for 6 months from the date of termination or 7 years from the date of grant whichever is sooner.

Robert E. Bies, Executive Vice President, Chief Financial Officer and Treasurer
Termination Scenario
Termination
Without Cause or
				Termination		Resignation for
	Voluntary	Resignation for		Without		Good Reason Post
	Termination on	Good Reason on		Cause on		Change-in-Control on
	12/31/07	12/31/07		12/31/07		12/31/07		Death	Disability
Compensation Components	($)	($)		($)		($)		($)	($)

Severance	—	280,000	(1)	280,000	(1)	490,000	(2)	—	—
Equity Acceleration	—	—		—		378,500	(3)	—	—

(1)	Pursuant to the terms of his employment agreement, Mr. Bies is entitled to 12 months of his base pay in the event that the Company terminates his employment without cause or he terminates his employment with good reason prior to a change in control.

(2)	Pursuant to the terms of his employment agreement, Mr. Bies is entitled to 21 months of his base pay in the event that the Company terminates his employment without cause or he terminates his employment with good reason on or within 12 months of a change in control.

(3)	Pursuant to the terms of his employment agreement, in the event that Mr. Bies’ employment is terminated without cause or he resigns for good reason upon or with 12 months of a change in control any unvested options or other equity based incentives previously awarded to Mr. Bies will accelerate such that they will become immediately vested to the extent that they would otherwise have vested in the twelve (12) months following such termination or resignation for good reason, and all equity incentives held by Mr. Bies will remain exercisable for twelve (12) months after such termination or resignation for good reason, or until the end of their term, whichever occurs first. In addition, the grant of 80,000 options to Mr. Bies in February 2006 and the grant of 20,000 in June 2007 contained “double-trigger” acceleration provisions whereby vesting of all or any portion of these option shall accelerate in the event of a termination of executive’s employment by the Company without cause or executive’s resignation for good reason, in each case which occurs as a result of or within twelve (12) months after a change in control.

Jonathan A. Flatow, Chief Administrative Officer, General Counsel and Secretary
Termination Scenario
Termination
Without Cause or
				Termination		Resignation for
	Voluntary	Resignation for		Without		Good Reason Post
	Termination on	Good Reason on		Cause on		Change-in-Control on
	12/31/07	12/31/07		12/31/07		12/31/07		Death	Disability
Compensation Components	($)	($)		($)		($)		($)	($)

Severance	—	280,000	(1)	280,000	(1)	490,000	(2)	—	—
Equity Acceleration	—	—		—		378,500	(3)	—	—

(1)	Pursuant to the terms of his employment agreement, Mr. Flatow is entitled to 12 months of his base pay in the event that the Company terminates his employment without cause or he terminates his employment with good reason prior to a change in control.

(2)	Pursuant to the terms of his employment agreement, Mr. Flatow is entitled to 21 months of his base pay in the event that the Company terminates his employment without cause or he terminates his employment with good reason on or within 12 months of a change in control.

(3)	Pursuant to the terms of his employment agreement, in the event that Mr. Flatow’s employment is terminated without cause or he resigns for good reason upon or within 12 months of a change in control, any unvested options or other equity based incentives previously awarded to Mr. Flatow will accelerate such that they will become immediately vested to the extent that they would otherwise have vested in the twelve (12) months following such termination or resignation for good reason, and all equity incentives held by Mr. Flatow will remain exercisable for twelve (12) months after such termination or resignation for good reason, or until the end of their term, whichever occurs first. In addition, the grant of 80,000 options to Mr. Flatow in February 2006 and the grant of 20,000 in June 2007 contained “double-trigger” acceleration provisions whereby vesting of all or any portion of these option shall accelerate in the event of a termination of executive’s employment by the Company without cause or executive’s resignation for good reason, in each case which occurs as a result of or within twelve (12) months after a change in control.

Stephan Musikant, Managing Director of Ciao GmbH
Termination Scenario
Termination
Without Cause or
				Termination		Resignation for
	Voluntary	Resignation for		Without		Good Reason Post
	Termination on	Good Reason on		Cause on		Change-in-Control on
	12/31/07	12/31/07		12/31/07		12/31/07		Death		Disability
Compensation Components	($)	($)		($)		($)		($)		($)

Severance	—	548,000	(1)	548,000	(1)	548,000	(1)	68,500	(2)	68,500	(3)
Equity Acceleration	—	—		—		189,250	(4)	—		—

(1)	Pursuant to the terms of his employment agreement, Mr. Musikant is entitled to his base pay for the remainder of the contractual period in the event that the Company terminates his employment without cause or he terminates his employment with good reason prior to a change in control.

(2)	Pursuant to the terms of his employment agreement, Mr. Musikant’s surviving spouse or dependent children are entitled to receive his base compensation for the month of his death and the three subsequent months.

(3)	Pursuant to the terms of his employment agreement, Mr. Musikant is entitled to receive his base compensation for a period of the longer of three months from the date of his disability or the termination of the agreement.

(4)	The grant of 40,000 options to Mr. Musikant in February 2006 and the grant of 20,000 in June 2007 contained “double-trigger” acceleration provisions whereby vesting of all or any portion of these option shall accelerate in the event of a termination of executive’s employment by the Company without cause or executive’s resignation for good reason, in each case which occurs as a result of or within twelve (12) months after a change in control.

Daniel Keller, Managing Director of Ciao GmbH
Termination Scenario
Termination
Without Cause or
				Termination		Resignation for
	Voluntary	Resignation for		Without		Good Reason Post
	Termination on	Good Reason on		Cause on		Change-in-Control on
	12/31/07	12/31/07		12/31/07		12/31/07		Death		Disability
Compensation Components	($)	($)		($)		($)		($)		($)

Severance	—	548,000	(1)	548,000	(1)	548,000	(1)	68,500	(2)	68,500	(3)
Equity Acceleration	—	—		—		189,250	(4)	—		—

(1)	Pursuant to the terms of his employment agreement, Mr. Keller is entitled to his base pay for the remainder of the contractual period in the event that the Company terminates his employment without cause or he terminates his employment with good reason prior to a change in control.

(2)	Pursuant to the terms of his employment agreement, Mr. Keller’s surviving spouse or dependent children are entitled to receive his base compensation for the month of his death and the three subsequent months.

(3)	Pursuant to the terms of his employment agreement, Mr. Keller is entitled to receive his base compensation for a period of the longer of three months from the date of his disability or the termination of the agreement.

(4)	The grant of 40,000 options to Mr. Keller in February 2006 and the grant of 20,000 in June 2007 contained “double-trigger” acceleration provisions whereby vesting of all or any portion of these option shall accelerate in the event of a termination of executive’s employment by the Company without cause or executive’s resignation for good reason, in each case which occurs as a result of or within twelve (12) months after a change in control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of September 9, 2008, the Greenfield equity securities beneficially owned by each person believed by us to own more than 5% of our common stock, each current director, each named executive officer, and all of the directors and executive officers as a group. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the address of the beneficial owners is c/o Greenfield Online, Inc. 21 River Road, Wilton, CT 06897.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and generally includes voting or investment power with respect to securities. Shares of our common stock that a person has the right to acquire within 60 days of September 9, 2008 are treated as outstanding for computing the percentage of the person holding the right but are not treated as outstanding for computing the percentage of any other person. On the record date, there were 26,339,931 shares of our common stock outstanding.

		Percentage of
	Number of	Outstanding
Name	Shares	Shares

Executive Officers and Directors
Albert Angrisani(1)	936,800	3.4%
Lise J. Buyer(2)	42,562	*
Burton J. Manning(3)	94,171	*
Joel R. Mesznik(4)	359,829	1.4%
Joseph A. Ripp(5)	6,312	*
Charles W. Stryker(6)	6,312	*
Robert E. Bies(7)	162,884	*
Stephan Musikant(8)	35,000	*
Daniel Keller(9)	35,000	*
Jonathan A. Flatow(10)	108,119	*
All Executive Officers and Directors as a Group (14 persons)	2,212,064	7.9%
5% Stockholders
Burgundy Asset Management Ltd.(11)	1,735,989	6.6%

*	Represents beneficial ownership of less than 1%.

(1)	Includes 916,800 shares issuable upon exercise of outstanding options held by Mr. Angrisani exercisable within 60 days of September 9, 2008.

(2)	Represents 42,562 shares issuable upon exercise of outstanding options held by Ms. Buyer exercisable within 60 days of September 9, 2008.

(3)	Includes 63,703 shares issuable upon exercise of outstanding options held by Mr. Manning exercisable within 60 days of September 9, 2008.

(4)	Includes (a) 44,843 shares issuable upon exercise of outstanding options held by Mr. Mesznik exercisable within 60 days of September 9, 2008, (b) 16,892 shares held by the Joel R. Mesznik 1999 Descendants Trust (“Mesznik Trust”), for the benefit of Mr. Mesznik’s family, and (c) 74,469 shares held by GOL LLC, of which

Mr. Mesznik is the managing member. Mr. Mesznik disclaims beneficial ownership of the shares held or controlled by the Mesznik Trust. Peter L. Bermont is a trustee of the Mesznik Trust and is employed by Morgan Keegan & Co., Inc., which is an NASD member and a registered broker-dealer.

(5)	Represents 6,312 shares issuable upon exercise of outstanding options held by Mr. Ripp exercisable within 60 days of September 9, 2008.

(6)	Represents 6,312 shares issuable upon exercise of outstanding options held by Mr. Stryker exercisable within 60 days of September 9, 2008.

(7)	Includes 127,812 shares issuable upon exercise of outstanding options held by Mr. Bies exercisable within 60 days of September 9, 2008.

(8)	Represents 35,000 shares issuable upon exercise of outstanding options held by Mr. Musikant exercisable within 60 days of September 9, 2008.

(9)	Represents 35,000 shares issuable upon exercise of outstanding options held by Mr. Keller exercisable within 60 days of September 9, 2008.

(10)	Includes 93,233 shares issuable upon exercise of outstanding options held by Mr. Flatow exercisable within 60 days of September 9, 2008.

(11)	Based on information contained in a Schedule 13F filed with the SEC on August 11, 2008. The address for this stockholder is 181 Bay Street, Suite 4510, Toronto, Ontario, Canada, M5J 2T3.

Equity Compensation Plans

We maintain two plans pursuant to which incentive and non-qualified stock options have been granted in the past and may be granted in the future. One of our plans also provides for the granting of stock bonuses, restricted stock awards and stock appreciation rights (“SARs”), although no stock bonuses, restricted stock or SARs have been granted to date. Participation in these plans is generally limited to our employees (including officers), directors and consultants. The option exercise price of all options granted under our plans has been 100% of the fair market value on the date of grant. The majority of these options vest over four years, with 25% vesting on the one year anniversary of the date of grant and the balance vesting 12.5% semi-annually over the remaining period. We also have an employee stock purchase plan under which employees may purchase our shares at a discount to their market value, as more fully described below.

1999 Stock Option Plan.  Our 1999 Option Plan, which was approved by our stockholders on May 12, 1999 and amended by our stockholders on March 6, 2000, provides for the grant of incentive stock options and nonqualified stock options, which may be granted to our employees, officers, directors, and consultants. The Board has delegated administration of the 1999 Option Plan to a committee of the board. As of the end of 2007, there were 23,054 shares available for future issuance under this plan.

2004 Equity Incentive Plan.  Our 2004 Equity Plan, which was approved by our stockholders on April 1, 2004 and amended by our stockholders on May 10, 2005 and May 22, 2007, provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses, restricted stock awards, and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants. The Board has delegated administration of the 2004 Equity Plan to a committee of the board. As of the end of 2007, there were 312,541 shares available for future issuance under this plan.

2004 Employee Stock Purchase Plan.  Our 2004 Employee Stock Purchase Plan, which was approved by our stockholders on April 1, 2004, provides an opportunity for our employees who have met certain service qualifications to purchase shares of our common stock through payroll deductions of up to 10% of eligible after-tax compensation. These deductions are used to purchase shares of our common stock at 85% of the fair market value of our common stock as of either the first day or last day of each six-month offering period, whichever is less. At the end of 2007, there were 196,999 shares available for issuance pursuant to the Employee Stock Purchase Plan.

The table below sets forth certain information with respect to our equity compensation plans as of December 31, 2007:

	Number of Securities
	to be Issued Upon	Weighted-Average
	Exercise of	Exercise Price of	Number of Securities
	Outstanding Options,	Outstanding Options,	Remaining Available
Plan Category	Warrants and Rights	Warrants and Rights(2)	for Future Issuance

Equity compensation plans approved by stockholders(1)	3,193,275	$11.93	532,594
Equity compensation plans not approved by stockholders	611,800 (3)	$5.31	—

(1)	Consists of three plans: the Company’s 1999 Option Plan, the 2004 Equity Plan and the 2004 Employee Stock Purchase Plan.

(2)	The weighted average exercise price does not take into account shares of our common stock issuable under our 2004 Employee Stock Purchase Plan, which are purchased at the lesser of (i) 85% of the fair market value of the common stock on the first day of each offering period or (ii) 85% of the fair market value of the stock on the last business day of the offering period.

(3)	Represents the remaining unexercised options to purchase 611,800 shares of our common stock granted to our President and Chief Executive Officer, Albert Angrisani outside of the terms of any existing equity incentive plan and without stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv); 300,000 of which were granted on October 31, 2005 with an exercise price of $5.02, 187,500 were granted on November 30, 2005 with an exercise price of $5.07, and 187,500 were granted on January 3, 2007 with an exercise price of $5.93.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors and certain other persons to timely file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Copies of the required filings must also be furnished to the Company. Based solely on its review of such forms received by it or representations from certain reporting persons, the Company believes that during 2007 all applicable Section 16(a) filing requirements were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have no “related person transactions” that are required to be disclosed pursuant to Item 404(a) of Regulation S-K.

ANNEX B

Deutsche Bank Securities Inc.
Global Corporate Finance
101 California Street, 48th Floor
San Francisco, CA 94111

Tel 415 617 2800

Board of Directors
Greenfield Online, Inc.
21 River Road
Wilton, CT 06897

August 29, 2008

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Greenfield Online, Inc. (the “Company”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among the Company, Microsoft Corporation (“Acquiror”) and Crisp Acquisition Corporation, a wholly owned subsidiary of Acquiror (“Acquiror Sub”). The Merger Agreement provides for, among other things, a tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $.0001 per share (the “Company Common Stock”), of the Company pursuant to which Acquiror Sub will pay $17.50 per share (the “Transaction Consideration”) in cash for each share accepted in the Tender Offer. The Merger Agreement further provides, among other things, that, following completion of the Tender Offer, Acquirer Sub will be merged with and into the Company (the “Merger,” and collectively with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Acquiror. As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of the Company Common Stock (other than dissenting shares and shares owned directly or indirectly by the Company) will be converted into the right to receive the Transaction Consideration in cash. The Merger Agreement was negotiated in a process contemplated by an agreement and plan of merger dated June 15, 2008 among the Company and parties unrelated to Acquiror providing for the acquisition of all the outstanding Company Common Stock through merger (the “Prior Transaction”).

You have requested our opinion as to the fairness of the Transaction Consideration, from a financial point of view, to the holders of the outstanding shares of Company Common Stock.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. We have also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company. In addition, Deutsche Bank has, to the extent publicly available, (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed the financial terms of the Prior Transaction and of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or the Acquiror or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based, Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it, as of the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its advisors with respect to such issues. Representatives of the Company have informed us, and we have further assumed, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the draft we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the stockholders of the Company to approve the Transaction. This opinion is limited to the fairness, from a financial point of view of the Transaction Consideration to the holders of the Company Common Stock, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date hereof. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or whether or not any holder of shares of Company Common Stock should tender shares in the Tender Offer or how any such holder should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Transaction Consideration to be received by the holders of the Company Common Stock.

We were not requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which is contingent upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided financial services to the Acquiror or its affiliates for which it has received compensation. DB Group may also provide investment and commercial banking services to the Acquiror and the Company in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

ANNEX C

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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